SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of, **April** **2012**

Commission File Number **1-15142**

NORTH AMERICAN PALLADIUM LTD.
(Translation of registrant's name into English)

200 Bay Street, Royal Bank Plaza, South Tower
Suite 2350, Toronto, Ontario, Canada M5J 2J2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document	
1	The Registrant's 2011 Annual Report to Shareholders.

DOCUMENT 1



Below the Surface

PRODUCING MORE FOR LESS

North American Palladium Ltd.

2011 ANNUAL REPORT

Company Profile

NORTH AMERICAN PALLADIUM (NAP) is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company operates with the vision of becoming a low cost mid-tier precious metals producer (+250,000 ounces annual production).







TABLE OF CONTENTS

Investment Highlights

Why Invest?

ATTRACTIVE PGM INVESTMENT JURISDICTION

Compared to our South African peers who are increasingly faced with geopolitical and hyperinflationary cost challenges, we operate in a mining friendly jurisdiction with low political risk, stable government policies, moderate cost inflation and available skilled labour.

LEVERAGE TO RISING PALLADIUM PRICES

As one of only two primary palladium producers in the world, our plans to significantly increase our palladium production while lowering our cash costs per ounce are well timed with the rising price of palladium, which continues to benefit from solid supply and demand fundamentals.

CLEAR STRATEGY TO INCREASE PRODUCTION & LOWER CASH COSTS PER OUNCE

Through the significant exploration upside identified, and through the major expansion of LDI that is currently in progress, starting in 2013 we plan to significantly increase our palladium production while lowering our cash costs per ounce, transforming LDI into a long life, low cost producer of palladium.



UPSIDE IN EXPLORATION & DEVELOPMENT

Future growth will come from our significant exploration upside and through the continued development at LDI. With permits, mine infrastructure and excess capacity at our mill, we can convert exploration success into production and cash flow on an accelerated timeline.


CANADA
QUEBEC
ONTARIO
LAC DES ILES
Palladium Mine
Vezza Gold Mine
Timmins
Val d'Or
Thunder Bay
Sudbury
Montreal
Toronto

FINANCIAL STRENGTH SUPPORTS GROWTH INVESTMENTS

Our conservative debt levels and ability to finance working capital supports our funding flexibility as we continue to make significant investments to position NAP for future growth.

OPERATIONAL EXPERTISE REDUCES OPERATING RISK

At the end of the day, it is people that build businesses. The proven track record of success of our senior management and operating team enhances NAP's investment proposition and reduces operating risk.

Letter to Shareholders



William J. Biggar
PRESIDENT AND CEO

Below the Surface . . . Producing More for Less

March 2012

FELLOW SHAREHOLDERS

In the past few years we embarked on a number of growth-oriented initiatives to advance our strategy of increasing production while lowering our cash costs per ounce. From starting the LDI mine expansion in 2010, to building the Vezza mine – we began to lay the groundwork to achieve our vision of becoming a mid-tier precious metals producer, which is generally viewed as annual production of 250,000 ounces or more. While our growth plans may have changed somewhat by relying less on the production contribution of our gold business and prioritizing our world class palladium assets – our vision has not.

Reflecting on the past year, we had an extremely active and productive year, characterized by significant investments of $186 million in development, and $17 million in exploration. These investments have laid the groundwork for increased production starting in 2013, when we expect to reach mid-tier producer status.

At LDI, which is one of only two primary palladium producers in the world and a one-of-a-kind PGE deposit, our plan is straightforward – to produce more for less. We accomplished a significant amount of development work in 2011 to advance the mine expansion and the progress is clear to see – on surface with the new headframe infrastructure, and underground with the development at depth. With an optimized development plan for our mine expansion, we are optimistic about our future prospects as the improved plan seeks to maximize the mine's long-term production and future operating cash flow potential.

The most critical aspect of the expansion, and our key priority for 2012, is the successful installation of the shaft, which is on track for completion at the end of 2012. Through the utilization of the shaft and a high volume bulk mining method, starting in 2013 LDI will gradually increase its underground mining rate while benefitting from reduced operating costs, with a target to produce over 250,000 ounces of palladium at a cash cost of approximately US$200 per ounce starting in 2015. That is our goal for LDI, and I am highly confident that we will accomplish it.

And I firmly believe that we have only scratched the surface with our exploration efforts at LDI. The positive results from our significant 85,000-metre drill campaign conducted in 2011 underpins the significant exploration potential of our substantial land package, and supports my belief that mining will continue at LDI for many years to come. The exploration upside is further complemented by excess capacity in the 15,000-tonne per day mill, and excess capacity in the 7,000-tonne per day shaft. Hence our new mantra at LDI – let's fill the shaft and let's fill the mill through exploration success.

One of my biggest disappointments this past year has been the lack of profitability at Sleeping Giant, which resulted in the difficult but necessary decision to close the mine. Our vision for Sleeping Giant was initially conceived as a high-grade mine that would expand its production at depth. The high-grade intercepts from our drill campaigns reaffirmed our strategy and supported the investment to expand at depth. But in the end the geology told another story as we encountered a lack of grade continuity in the narrow vein structures, such that we were unable to devise an economic mine plan.

2011 Accomplishments

- Produced 146,624 ounces of palladium for a total operating margin of US$41.8 million
- Modified corporate growth strategy to prioritize NAP's flagship palladium operations resulting in a restructuring of the gold division
- Through an investment of $143 million, significantly advanced the LDI mine expansion, achieving a number of development milestones
- Completed over 85,000 metres of drilling at LDI that yielded excellent results and increased mine life
- Increased the size of LDI's Offset Zone encountering some of the best grades and widths ever reported
- Increased LDI's Offset Zone measured and indicated resources by 41% to 2.5 million oz Pd
- Increased Vezza's measured and indicated resources by 12% to 321,000 oz Au
- Developed Vezza to a production stage
- Completed $22-million flow-through equity financing for exploration expenditures
- Completed $72-million term debt financing amid turbulent market conditions
- Strengthened technical expertise with new hires
- Added to the prestigious S&P/TSX Composite Index

If we take a step back and reflect on why we initially diversified into gold, it was principally a business decision to mitigate our operating risk by reducing our reliance on a single mine and metal during a recessionary market environment that had caused palladium prices to decline precipitously. Also recall that at that time, LDI had a relatively short mine life left on paper, because historically there had been minimal exploration. Now fast forward three years later to today, after having made significant investments in exploration, we have a renewed vision of LDI's future growth prospects, and hence a lesser need to rely on the contribution of our gold business for growth.

With the closure of Sleeping Giant this year, our plans for the development of our gold assets have changed, as has our vision for how we perceive our future in the gold business. In 2012 and for the foreseeable future, our focus for our gold business will be on steady cash generation at Vezza. With stable gold production during a favourable gold price environment, a secured workforce, and good prospects for reserve growth through exploration, Vezza is well positioned to be a good contributor of cash flow for many years to support growth in our palladium operations.

During a year of significant volatility in capital markets, the European debt crisis that unfolded escalated concerns over a global economic slowdown, adversely affecting the palladium price, and given our leverage to the metal, our share price. As fellow shareholders, management is not pleased with the share price performance last year, but I believe that through the investments we have made in the LDI mine expansion, the foundation is now in place to secure our future growth, and create value for our shareholders. We are very optimistic about palladium's future price performance, which continues to benefit from favourable supply and demand fundamentals. This outlook fits well as we progress towards realizing our goal of transitioning LDI into a long life, low cost producer of palladium.

I have personally been looking forward to 2012 – the final year of transition before we can start mining from the new shaft in 2013. Through the significant development milestones achieved in 2011, and through the mine expansion investments that we plan to make in 2012, by the end of this year NAP will have established a solid foundation for steady production growth for many years to come.

We certainly have a lot of work ahead of us, but we also have a clearly defined strategy and experienced teams in place to accomplish our objectives. Our progress has been fueled by the strong leadership of our senior management team and the hard work of our employees and contractors. I would like to express my appreciation to our Board of Directors for their ongoing support and guidance, as well as to the people and communities surrounding our operations near Thunder Bay and in the Abitibi region, whose partnerships have been instrumental in our progress. Finally, I remain deeply grateful to our shareholders for their continued support and patience as we complete our transition. As fellow shareholders, our senior management team is committed to increasing value for all of NAP's stakeholders and we are looking forward to a productive year.

Sincerely,

William J. Biggar
President and CEO

Operations



2012 capital budget of $116 million at LDI:

- Complete surface construction activities
- Sink the shaft to the 795-metre level by year end
- Complete development of the 735-metre mine level
- Commence set up of mining stopes for production in the Offset Zone



Lac des Iles Palladium Mine

Below the Surface . . .

Increasing production, lowering cash costs

The Company's flagship asset is the world class Lac des Iles (LDI) palladium mine – one of only two primary palladium producers in the world. The mine is located approximately 85 kilometres northwest of the city of Thunder Bay in Ontario, and consists of an open pit, an underground mine, and a large 15,000-tonne per day mill with significant excess capacity available for future production growth.

LDI commenced production from the open pit in 1993, expanded underground to mine via ramp access from the Roby Zone in 2006, and in 2010 commenced a major expansion to mine via shaft from the Offset Zone. The most critical aspect of the mine expansion is the installation of the shaft, which is on track for completion at the end of 2012. This will allow LDI to gradually increase its underground mining rate starting in 2013 while utilizing a high volume bulk mining method.



As an established PGM producer with excess mill capacity and permits in place, we are well positioned to convert exploration success into production and cash flow on an accelerated timeline.

LDI's Growth Profile



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
0
250,000
200,000
150,000
100,000
50,000
$448
$375 – $400
$200
146,000 oz
150,000-
160,000 oz
+250,000 oz
2011
Actual
2012
Guidance
2015
Estimate*
Pd.Production
Cash Cost (US$/oz)

*Preliminary in nature and subject to change. See Forward-Looking Information.



Our large 15,000-tonne per day mill has significant excess capacity, available for production growth.

Through the utilization of the shaft and higher mining rates, LDI is expected to benefit from increased production at reduced cash costs per ounce, transforming the mine into a long life, low cost producer of palladium.

Beyond the mine expansion which is predominately based on the Offset Zone, there remains significant exploration upside near the mine, where a number of recent discoveries (Cowboy, Outlaw and Sheriff zones) can potentially increase production at LDI. The positive results from the Company's significant 85,000-metre drill campaign conducted in 2011 underpins the significant exploration potential of the +33,000-acre land package, and supports NAP's belief that mining will continue at LDI for many years to come.

The exploration upside is further complimented by LDI's existing infrastructure and permits, the underutilized mill, and the strategic engineering of the underground development which has potential to serve the other nearby underground zones with minimal additional development. As an established PGM producer with a clearly defined strategy for growth, NAP is well positioned to convert exploration success into production and cash flow on an accelerated timeline.



Our commitment to safety is ingrained into every work task, reflecting the value we place on our employees' well being and their contribution to the Company's growth.







With over 18 years of experience at LDI, and with fully permitted and underutilized surface facilities in place, the execution risk for completing the LDI mine expansion is considerably less than a greenfield project. Our number one priority on the development side is to commission the shaft by the end of 2012 – effectively completing the conversion of our infrastructure over to a shaft-based operation.

Schematic of LDI's Underground Deposit and Proposed Infrastructure


SURFACE
OPEN PIT
ROBY ZONE
NORTH
SHAFT
795 Metres
OFFSET ZONE
1,345 Metres



Globally, there are few available palladium exploration investment opportunities as attractive as LDI, with low overall risk given our existing infrastructure and permitting, and with low geopolitical risk.

Palladium Market Overview

Uniquely positioned to prosper in a supply-constrained environment with exceptional leverage to higher palladium prices



Palladium is used in car exhaust systems to help reduce harmful gas emissions released into the environment, with auto catalytic converts being the main source of fabrication demand.



Palladium is widely used in electronics because of its distinctive ability to conduct electricity. The most common use is in semiconductors, which are used in virtually every electronic item.



Palladium use in the jewelry sector has most extensively been used to make white gold, although given its close resemblance to platinum, its light weight, and price incentive compared to other precious metals, it is growing in popularity for men's wedding bands and other jewelry pieces.

HIGHLY LEVERAGED TO THE RISING PRICE OF PALLADIUM

As one of only two primary palladium producers in the world, NAP's plans to significantly increase palladium production while lowering cash costs per ounce are well timed with the rising price of palladium. In a global environment of constrained supply and increased investment and fabrication demand, the future outlook for continuing increases in the price of palladium remains strong.

CONSTRAINED SUPPLY

Global mine supply of palladium is relatively small at only 6.8 million ounces per year. As a rare precious metal, there are very few palladium producing regions worldwide. Russia (where palladium is produced as a by-product from nickel mining) and South Africa (where palladium is produced as a by-product from platinum mining) account for over 80% of global production.

Strong Fabrication Demand: 7.5 M oz. in 2010



Refining 6%
Dental 10%
Other 3%
Jewellery 7%
Electronics 16%
Automotive 58%

A significant increase in mine supply is unlikely, largely due to political, infrastructure, and cost issues in South Africa, declining palladium production in Russia, and no new mines on the horizon in the near term. Moreover, it is widely believed that the Russian government's palladium stockpile (which has historically been an overhang on the market by virtue of its influence on supply) has decreased considerably, moving the palladium market into a deficit starting in 2012.

Global Mine Supply: 6.8 M oz. in 2010



Russia
40%
North America
9%
South Africa
42%

Source: CPM Group, June 2011

RISING DEMAND

Although palladium is considered a precious metal, the most significant applications of palladium are industrial in nature. The leading source of fabrication demand comes from the automotive sector, where palladium is used for the manufacture of catalytic converters to help reduce toxic emissions into the environment. The resilient growth in vehicle production, overlaid with improving emission standards, has resulted in catalytic converters becoming the primary demand driver for palladium. The demand is further strengthened by the widespread uses of palladium in electronics, such as smartphones and televisions, and by other non-industrial uses of the metal, such as for jewelry and for investment through palladium holdings in Exchange Traded Funds (ETFs).

Global Light Vehicle Production



110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
77M
81M
85M
91M
95M
99M
102M
104M
2011
2012
2013
2014
2015
2016
2017
2018
Other[1]
Europe
North America
BRIC Economies[2]

Source: IHS Global Insight Automotive, February 2012

1. Other includes: Japan, Korea, Middle East and Africa
2. BRIC Economies include: Greater China, South America and South Asia



70,000 metres of drilling planned in 2012:

- Expand reserves & resources and identify new targets at LDI
- Continue to define the Offset Zone (infill drilling & testing extensions towards surface, at depth, & south)
- Drill at North LDI, North VT Rim & Legris Lake



At the end of the day, it is people that build businesses. Our progress has been fueled by an entrepreneurial business culture that transcends a team of over 400 employees spread across all our operations.

Vezza Gold Mine
Well positioned to be a steady contributor of cash flow

NAP also operates the Vezza gold mine located in the Abitibi region of Quebec, adding diversification into gold, and more importantly, a second source of cash flow to fund the Company's aggressive growth initiatives at its flagship palladium operations.

The Vezza property consists of an underground mine with shaft access (to a current depth of 740 metres below surface), including substantial underground and surface infrastructure. The deposit was historically subject to extensive exploration and development work, which NAP continued at an aggressive pace during 2011 to get the mine to be "production ready" for 2012.

The Company has commenced operations at Vezza and plans to achieve commercial production at a rate of 750 tonnes per day in the second quarter of 2012. Following commencement of commercial production, NAP expects Vezza will produce approximately 30,000 ounces of gold this year. Through the investments NAP plans to make in 2012, the Company has potential to further increase future production at Vezza.

With stable gold production during a favourable gold price environment, a secured workforce, and good prospects for reserve growth through exploration, Vezza is well positioned to be a steady contributor of cash flow for many years to support growth in the palladium operations.



Over the past couple of years we made a commitment to raise our profile in the investment community and have successfully attracted many new institutional investors. We now have 11 analysts providing research coverage on the Company, and our institutional investor ownership is around 70%.

Corporate Social Responsibility

We are committed to achieving operational excellence in all aspects of our business





- We always meet legislated environmental requirements, and strive to surpass them with vigorous testing and a strict internal environmental management system.
- We successfully decreased our Greenhouse Gas Emissions at LDI, and achieved excellent results in our Water Management testing in 2011.
- We are recycling 100% of the waste water generated by LDI's milling process, reducing our fresh water intake.
- Air emissions at LDI are significantly below regulatory requirements, typically between 0–30% of the limit outlined by the Ministry of Environment.



In 2011, we updated our Code of Conduct and implemented a third-party whistleblower hotline to maintain our high standards for best practices, ethics, and corporate governance.

ENVIRONMENTAL STEWARDSHIP

We recognize that environmental management and the protection of the environment are among the highest corporate priorities at all stages of our operations. Through the vigorous tests that ensure our environmental compliance, to the formal environmental management systems in place, we always strive to minimize our environmental impact.

HEALTH & SAFETY

We are committed to ensuring a safe working environment for all of our employees. Key features ensuring safety in our workplace include our dedicated team of managers and supervisors who make safety an integral part of each workday, our Joint Health and Safety Committee which focuses on identifying safety concerns and making improvements, crew safety meetings held to address worker concerns and communicate safe work issues, procedures that are developed and communicated for activities that may have related hazards, a fully-trained Mine Rescue team that is always available to respond to any emergency situation, use of the Common Core modular training systems, and alliances with groups such as FM Global and the Electrical Safety Authority who inspect our facilities to provide insight into any opportunities for improvement.

COMMUNITY

We are responsible to the communities in which we operate, and are committed to our role as a responsible corporate citizen. In keeping with this philosophy, North American Palladium always strives to be a good neighbour and employer, to create economic prosperity for its stakeholders, and whenever possible, we give preference to local and regional suppliers when purchasing goods and services.

ETHICAL & RESPONSIBLE BUSINESS CONDUCT

North American Palladium always strives to maintain high standards of integrity and accountability in conducting business. We have adopted a Code of Conduct that is applicable to all directors, officers, employees and contractors. As part of our commitment to ethical and responsible business conduct, we are also committed to maintaining accountability for our accounting, internal controls and auditing processes. It is also our policy to seek to ensure compliance with all applicable legal and regulatory requirements relating to our business.



INTRODUCTION

Unless the context suggests otherwise, references to "NAP" or the "Company" or similar terms refer to North American Palladium Ltd. and its subsidiaries. "LDI" refers to Lac des Iles Mines Ltd., and "Cadiscor" refers to Cadiscor Resources Inc. On March 4, 2011, the name Cadiscor Resources Inc., was changed to NAP Quebec Mines Ltd.

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations to enable readers of the Company's consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the year ended December 31, 2011, compared to those of the respective periods in the prior year. This MD&A has been prepared as of February 23, 2012 and is intended to supplement and complement the consolidated financial statements and notes thereto for the year ended December 31, 2011 (collectively, the "Financial Statements"). Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission ("SEC") and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words 'expect', 'believe', 'anticipate', 'contemplate', 'target', 'plan', 'may', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining or milling methods, projected exploration results and other statements that express management's expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, development, mining and processing including environmental hazards, uncertainty of mineral reserves and resources, the risk that the Company may not be able to obtain financing, the possibility that the Lac des Iles mine and Vezza project may not perform as planned, changes in legislation, taxation, regulations or political and economic developments in Canada and abroad, employee relations, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are not limited to: that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company's expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company's expectations, and that the Company's current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms "measured", "indicated" and "inferred" mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that "inferred" mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP's mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP's mineral reserves and mineral resources, see NAP's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

North American Palladium Ltd. ("NAP") is an established precious metals producer that has been operating its flagship Lac des Iles ("LDI") mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash cost per ounce[1]. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec.

The Company is expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The shaft is targeted to be commissioned at the end of 2012, which will allow LDI to increase its underground mining rate and palladium production. It is expected that the mine expansion will transform LDI into a long life, low cost producer of palladium. The Vezza gold mine, which is targeted to commence commercial production in the second quarter of 2012, is expected to provide an additional source of cash flow to fund growth in the Company's palladium initiatives.

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

The Company has significant exploration upside near the LDI mine, where a number of growth targets have been identified, and is engaged in a substantial exploration program aimed at increasing its palladium reserves and resources. As NAP pursues its organic growth strategy through the LDI mine expansion, exploration will continue to be a key focus for the Company for many years to come. As an established palladium-platinum group metal ("PGM") producer with excess mill capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

With an experienced senior management team, a strong balance sheet of over $108 million in working capital (including $51 million in cash) as at December 31, 2011, NAP is well positioned to pursue its growth strategy. NAP trades on the TSX under the symbol PDL and on the NYSE Amex under the symbol PAL. The Company's common shares are included in the S&P/TSX Composite Index.

KEY HIGHLIGHTS

(expressed in thousands of dollars except cash cost and per share amounts)		**2011**		2010		2009*
FINANCIAL HIGHLIGHTS						
Revenue	**$**	**170,472**	$	107,098	$	4,019
Unit sales						
Palladium (oz)		**146,457**		95,057		–
Gold (oz)		**24,275**		21,573		–
Platinum (oz)		**9,133**		4,894		–
Nickel (lb)		**814,551**		395,622		–
Copper (lb)		**1,593,479**		658,013		–
Earnings						
Net loss	**$**	**(65,154)**	$	(29,409)	$	(30,014)
Net loss per share	**$**	**(0.40)**	$	(0.21)	$	(0.29)
Adjusted net income (loss)[1]	**$**	**723**	$	6,720	$	(16,816)
EBITDA[1]	**$**	**(44,786)**	$	(17,073)	$	(28,465)
Adjusted EBITDA[1]	**$**	**21,091**	$	19,056	$	(15,267)
Cash flow provided by (used in) operations						
Cash flow provided by (used in) operations before changes in non-cash working capital[1]	**$**	**6,122**	$	(12,029)	$	(27,656)
Cash flow provided by (used in) operations before changes in non-cash working capital per share[1]	**$**	**0.04**	$	(0.08)	$	(0.27)
Capital spending	**$**	**185,633**	$	49,364	$	12,205
OPERATING HIGHLIGHTS						
Production						
Palladium (oz)		**146,624**		95,057		–
Gold (oz)		**21,890**		21,718		–
Platinum (oz)		**9,143**		4,894		–
Nickel (lb)		**816,037**		395,622		–
Copper (lb)		**1,596,185**		658,013		–
Realized metal prices						
Palladium	**$**	**733**	$	665		–
Gold	**$**	**1,534**	$	1,208		–
Cash cost per ounce[1]						
Palladium (US$)	**$**	**448**	$	283		
Gold (US$)	**$**	**1,819**	$	1,549		

** 2009 amounts have been prepared under Canadian GAAP and therefore may not be comparable to the 2011 and 2010 information.*
1 Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

FINANCIAL CONDITION

(expressed in thousands of dollars)	**As at December 31 2011**	As at December 31 2010	As at December 31 2009*
Net working capital	**$ 108,432**	$ 169,559	$ 114,507
Cash balance	**$ 50,935**	$ 75,159	$ 98,255
Shareholders' equity	**$ 268,996**	$ 290,450	$ 192,261

EXECUTIVE SUMMARY

Financial Highlights

Revenue for the year ended December 31, 2011 was $170.5 million compared to $107.1 million in the prior year. Net loss for the year, including a non-cash gold asset impairment charge of $49.2 million, was $65.2 million or $0.40 per share and EBITDA[1] was a negative $44.8 million. In 2010, the net loss was $29.4 million or $0.21 per share and EBITDA[1] was a negative $17.1 million. For 2011, adjusted net income[1] was $0.7 million and adjusted EBITDA[1] was $21.1 million, compared to adjusted net income[1] of $6.7 million and adjusted EBITDA[1] of $19.1 million in the prior year. The Company generated cash from operating activities of $6.1 million, before changes in non-cash working capital[1].

Strong Balance Sheet

As at December 31, 2011, the Company had approximately $108.4 million in working capital, including $50.9 million cash on hand. Subsequent to year end, the Company completed a $15.0 million capital lease facility to fund equipment for the LDI mine expansion, of which $11.1 million has been utilized.

Investment in Growth

For the year ended December 31, 2011, the Company invested $16.7 million in exploration activities ($10.0 million at its palladium operations and $6.7 million at its gold operations) and $185.6 million in development expenditures ($148.3 million at its palladium operations, of which $142.1 million was invested in the LDI mine expansion, and $37.3 million at its gold operations).

LDI Mine Palladium Production

The LDI mine produced 146,624 ounces of payable palladium for the year ended December 31, 2011. During the year, 1,830,234 tonnes of ore were mined with 1,689,781 tonnes of ore processed by the LDI mill. The mill processed an average of 10,675 tonnes per operating day at an average palladium head grade of 3.70 grams per tonne, with a palladium recovery of 78.3%. For 2011, LDI's cash cost per ounce[1] (net of by-product credits) was US$448.

Production at the LDI mine in 2011 included the blending of higher grade underground ore (988,502 tonnes with an average palladium grade of 5.7 grams per tonne) with lower grade surface ore (841,732 tonnes with an average palladium grade of 1.8 grams per tonne).

LDI Mine Expansion Update

The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The objective of the mine expansion is to increase future production and lower cash cost per ounce[1]. During 2011, the Company made significant progress in advancing the critical aspects of the mine expansion which remains on schedule to commission the shaft at the end of 2012.

The shaft, with a name plate capacity of approximately 7,000 tonnes per day, will allow LDI to increase its underground mining rate to 3,500 tonnes per day at the beginning of 2013 and then gradually increase the rate during 2013 and 2014 to 5,500 tonnes per day starting in 2015, at which point the Company is targeting production to exceed 250,000 ounces at a cash cost[1] of approximately US$200 per ounce (based on current by-product metal prices).

2011 mine expansion development highlights include:

- Constructing the head frame, hoist room, and electrical substation;
- Completing the shaft raise bore pilot hole and primary ventilation raise bore;
- Commencing the sub-collar work;
- Completing the pilot hole for the backfill aggregate raise to the surface;
- Advancing the ramp to a depth of 795 metres from surface; and
- Developing the 735-metre mine level in preparation for production.

In the year ended December 31, 2011, $143.1 million was invested in the mine expansion, including finance leases of $2.6 million and excluding capitalized interest of $1.6 million. In 2012, capital expenditures for the mine expansion are budgeted at $116.0 million. Development work in 2012 will be focused on completing the surface construction activities, advancing underground development, and completing the shaft sinking to the 795-metre level by year end.

** 2009 amounts have been prepared under Canadian GAAP and therefore may not be comparable to the 2011 and 2010 information.*
[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

Vezza Gold Mine Production and Development Update

During 2011, the Company made good progress in the development work at its Vezza gold mine and at the end of the year commenced processing Vezza's bulk sample at the nearby Sleeping Giant mill. Accordingly, the Company expects commercial production to commence at a mining rate of 750 tonnes per day in the second quarter of 2012. The Company forecasts Vezza will produce approximately 30,000 ounces of gold at a cash cost of approximately US$1,150 per ounce for the remainder of 2012.

Production will come from a blend of long hole and alimak mining methods. The Company has entered into a contract with Promec Mining Inc., a Val d'Or mining contractor, to provide the mining workforce at Vezza. The total workforce is expected to be in the range of 150 people. Vezza's ore will be trucked to the Sleeping Giant mill (approximately 85 kilometres away), which is expected to process an average head grade of 5.2 grams per tonne, with a gold recovery of 88%.

In 2011, the Company invested $28.2 million to advance Vezza to production, and plans to invest an additional $17.0 million in 2012 to continue underground development of the mine and to increase production in 2013. The capital expenditures in 2012 consist of development work associated with the underground infrastructure (such as drifts and ore passes), drilling costs, as well as a new camp for the workforce, a backfill cement plant, rock conveyor and pump, and other required equipment.

Sleeping Giant Mine Closure

The Company announced on January 17, 2012 that it is discontinuing production at the Sleeping Giant mine due to its insufficient operating margin.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations. The Company therefore ceased mining operations at Sleeping Giant and has restructured the gold division, resulting in a non-cash impairment charge on its gold assets of $49.2 million.

The Sleeping Giant mill will continue to process ore from the Vezza mine. The mill has a capacity of 900 tonnes per day which will be sufficient to process Vezza's ore.

In 2011, the Sleeping Giant mine produced 14,623 ounces of gold. During the year, 73,701 tonnes of ore were hoisted from Sleeping Giant, with 74,154 tonnes processed by the mill at an average head grade of 6.36 grams per tonne, with a gold recovery of 96.4%. For the year ended December 31, 2011, Sleeping Giant's cash cost per ounce[1] was US$1,819.

Exploration

In 2011, 261 holes totalling 84,686 metres were drilled on the LDI property. Underground drilling accounted for 41,343 metres (205 holes), of which approximately 13,290 metres (66 holes) were to support mine operations. Drilling from surface accounted for the remaining 43,343 metres (56 holes). The objective of NAP's 2011 exploration program was to expand the Offset Zone, improve knowledge of the Offset Zone mineralization through infill drilling, and to identify potential surface targets.

Following the exploration success achieved in the past few years, the Company will continue to invest in exploration to expand the reserves and resources at LDI and to identify new targets. The Company's 2012 exploration expenditures are expected to be approximately $16 million, comprised of approximately 70,000 metres of drilling, of which 64,000 metres will be at LDI, and 6,000 metres at the Company's other nearby properties. Approximately $10 million of the $16 million in 2012 expenditures (55,000 of the 64,000 metres to be drilled at LDI) will be in connection with the mine expansion and is included in the $116 million capital expenditure budget for the mine expansion, leaving a balance of $6 million that will be expensed.

The main focus of the 2012 exploration program will be underground exploration at LDI targeting the Offset Zone, to conduct infill drilling as well as to test extensions of the Offset Zone mineralization towards surface, at depth, and to the south. In addition, drilling on surface will be conducted at North LDI, the North VT-Rim and Legris Lake.

In 2011, 376 holes totalling 79,434 metres were drilled in the gold division, which included approximately 36,746 metres of drilling at Sleeping Giant, and 79,434 metres of surface and development drilling at Vezza. In 2012, the Company intends to do minimal exploration activities on its non-producing gold properties.

Outlook

The supply and demand fundamentals of palladium remain strong, and most forecasters continue to have an optimistic outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, increasing investment demand and constrained global supply.

In 2012, the Company plans to focus on the following milestones:

- Commissioning of the LDI mine shaft (target end of Q4, 2012);
- Completing the reserve and resource update for LDI (Q2, 2012);
- Achieving commercial production at the Vezza mine (Q2, 2012);
- Completing the reserve and resource update for Vezza (Q2, 2012); and
- Expanding reserves and resources at LDI through continuing exploration.

[1] *Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.*

Selected Annual Information

(expressed in thousands of dollars, except per share amounts)		**2011**		2010		2009
Revenue	$	**170,472**	$	107,098	$	4,019
Gold assets impairment charge		**49,210**		–		–
Income (loss) from mining operations		**(33,081)**		8,088		(6,232)
Net loss		**(65,154)**		(29,409)		(30,014)
Net loss per share – Basic and diluted		**(0.40)**		(0.21)		(0.29)
Cash flow provided by (used in) operations prior to changes in non-cash working capital[1]		**6,122**		(12,029)		(27,656)
Total assets		**416,045**		348,437		221,777
Obligations under finance leases		**4,532**		2,391		1,134

For the year ended December 31, 2010, revenue was $107.1 million compared to $4.0 million in the prior year. Income from mining operations for the year ended December 31, 2010 was $8.1 million compared to a loss in the prior year of $6.2 million. Production from LDI was successfully restarted in April 2010 after being temporarily placed on care and maintenance in October 2008 due to low metal prices.

Metal Prices

Palladium Price (US$/ Troy oz)


1,000
800
600
400
200
0
2007
2008
2009
2010
2011
2012

During 2011, the palladium price averaged US$733 per ounce, ranging from a low of US$565 to a high of US$859 per ounce. The global economic uncertainty surrounding the Eurozone Sovereign debt issues resulted in volatility for all commodities, but particularly affected the more industrial of the precious metals such as palladium with concerns of a potential global economic slowdown. These concerns were reflected in the liquidation of almost 700,000 ounces of palladium in ETF holdings, which was a primary factor in the declining price of palladium towards the end of 2011. Amid global economic uncertainty in Europe and the U.S., the price of palladium continued to show strong support above US$550 per ounce level at the end of 2011. With confidence in European financial markets expected to improve, coupled with the continuing strength in global vehicle production, this supports future increases in the price of palladium from its current level of around US$724 per ounce (as of February 22, 2012).

Average exchange rate (CDN$1 = US$)


1.4
1.3
1.2
1.1
1
0.9
0.8
0.7
2007
2008
2009
2010
2011
2012

During 2011, the average Canadian dollar exchange rate was $1.01, ranging from a low of $0.95 to a high of $1.06 to the U.S. dollar. At the end of 2011, the U.S. dollar rallied as investors sought out safe-haven assets like U.S. treasury bills. The Canadian dollar closed at $0.98 cents to the U.S. dollar, compared to $1.00 at the end of the 2010. As of February 22, 2012, the Canadian dollar exchange rate was $1.00.

Gold Price (US$/ Troy oz)


2,000
1,500
1,000
500
0
2007
2008
2009
2010
2011
2012

During 2011, the average price of gold was US$1,706 per ounce, ranging from a low of US$1,488 to a high of US$1,900 per ounce. The price of gold was US$1,776 as of February 22, 2012.

NAP Realized Metal Prices and Exchange Rates

		2011		2010
Palladium – US$/oz	**$**	**733**	$	665
Platinum – US$/oz	**$**	**1,725**	$	1,690
Gold – US$/oz	**$**	**1,534**	$	1,208
Nickel – US$/lb	**$**	**10.52**	$	10.11
Copper – US$/lb	**$**	**4.06**	$	3.58
Average exchange rate – CDN$1 = US$	**$**	**1.01**	$	0.97

Realized metal prices represent the weighted average metal prices received based on cash settlement of amounts owing from smelters for final outturn of metals during the year.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table details recorded spot metal prices and exchange rates.

		Dec. 31 2011		Sep. 30 2011		Jun. 30 2011		Mar. 31 2011		Dec. 31 2010		Sep. 30 2010		Jun. 30 2010		Mar. 31 2010
Palladium – US$/oz	**$**	**636**	$	614	$	761	$	766	$	791	$	573	$	446	$	479
Gold – US$/oz	**$**	**1,575**	$	1,620	$	1,506	$	1,439	$	1,410	$	1,307	$	1,244	$	1,116
Platinum – US$/oz	**$**	**1,381**	$	1,511	$	1,722	$	1,773	$	1,731	$	1,662	$	1,532	$	1,649
Nickel – US$/lb	**$**	**8.28**	$	8.30	$	10.48	$	11.83	$	11.32	$	10.57	$	8.78	$	11.33
Copper – US$/lb	**$**	**3.43**	$	3.24	$	4.22	$	4.26	$	4.38	$	3.65	$	2.95	$	3.56
Exchange rate (Bank of Canada) – CDN$1 = US$		**US$ 0.98**		US$ 0.96		US$1.04		US$1.03		US$1.01		US$0.97		US$0.94		US$0.98

** Based on the London Metal Exchange*

PALLADIUM OPERATIONS – FINANCIAL, OPERATING & DEVELOPMENT RESULTS

The LDI mine consists of an open pit, an underground mine, and a mill with a design capacity of approximately 15,000 tonnes per day. The primary deposits on the property are the Roby Zone and the Offset Zone, both disseminated magmatic palladium-platinum group metal deposits.

Underground ore production from the LDI mine is operating at approximately 2,700 tonnes per day, seven days a week, on two 12-hour shifts per day. The Company has a workforce of approximately 270 people at LDI and its collective agreement with the United Steelworkers is effective until May 31, 2012.

Financial Results

Income from mining operations for the Palladium operations is summarized in the following table.

		2011		2010
Revenue	**$**	**143,659**	$	84,813
Mining operating expenses				
Production costs	**$**	**89,657**	$	46,269
Smelting, refining and freight costs		**9,206**		4,721
Royalty expense		**5,819**		4,202
Inventory impairment charge		**1,352**		–
Depreciation and amortization		**9,961**		5,396
Gain on disposal of equipment		**(923)**		(268)
Total mining operating expenses	**$**	**115,072**	$	60,320
Income from mining operations	**$**	**28,587**	$	24,493

The Company has included income from mining operations as an additional IFRS measure as the Company believes it provides the user with information on the actual results of operations for each reporting segment.

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or designated shipping point. Final pricing is not determined until the refined metal is sold by the smelter, which in the case of LDI base metals is three months and precious metals is six months after delivery to the smelter. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues. For past production delivered to the smelter, the Company enters into financial contracts to mitigate the smelter agreements' provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. These financial contracts represent 69,500 ounces of palladium as at December 31, 2011 and mature from January 2012 through June 2012 at an average price of $697 per ounce of palladium. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2011 was $2.0 million, included in accounts receivable (December 31, 2010 – negative $11.1 million).

Sales volumes of LDI's major commodities are set out in the table below.

	2011	2010
Sales volumes		
Palladium (oz)	**146,457**	95,057
Gold (oz)	**7,256**	4,023
Platinum (oz)	**9,133**	4,894
Nickel (lbs)	**814,551**	395,622
Copper (lbs)	**1,593,479**	658,013
Cobalt (lbs)	**20,839**	9,801
Silver (oz)	**3,752**	1,619

Revenue from metal sales from the Palladium operations is set out below.

		2011		2010
Revenue before pricing adjustments	$	**148,480**	$	77,429
Pricing adjustments		**(4,821)**		7,384
Revenue after pricing adjustments	$	**143,659**	$	84,813
Revenue by metal				
Palladium	$	**104,004**	$	63,351
Gold		**11,971**		5,640
Platinum		**13,867**		8,659
Nickel		**7,585**		4,283
Copper		**5,804**		2,659
Cobalt		**304**		171
Silver		**124**		50
	$	**143,659**	$	84,813

For the year ended December 31, 2011, revenue before pricing adjustments was $148.5 million, compared to $77.4 million in 2010, when we operated for nine months. 2011 reflected higher realized palladium prices and an increase in the quantity of palladium ounces sold.

Operating Expenses

For the year ended December 31, 2011, operating expenses were $115.1 million compared to $60.3 million in the prior year period, when we operated for nine months. The increase in operating expenses in 2011 result from processing lower grade stockpiles blended with the higher grade underground ore as well as higher contractor costs to process surface stockpiles, partially offset by electricity rebates.

Cash cost per ounce[1] of palladium sold, was US$448 for the year ended December 31, 2011 (2010 – US$283).

During the second quarter of 2011, the Company was advised of its inclusion in the Ontario government's Northern Industrial Electricity Rate ("NIER") program to receive electricity price rebates of two cents per kilowatt hour. The NIER program is a three-year initiative designed to help large industries in Northern Ontario improve energy efficiency and sustainability. It is available to industrial facilities that consume greater than 50,000 megawatt hours of electricity per year. The Company's commitment to the preparation and implementation of comprehensive energy management plans qualified the Company to participate. For the year ended December 31, 2011, a rebate of $4.2 million was received (including a retroactive rebate of $1.9 million for LDI's electricity costs for the period of April 1, 2010 through March 31, 2011). The rebate was treated as a reduction of operating expenses. LDI will be entitled to receive additional quarterly rebates until March 2013 if it continues to meet eligibility criteria, which the Company anticipates will be the case.

Smelting, refining and freight costs for the year ended December 31, 2011 were $9.2 million compared to $4.7 million in 2010. The increase over the prior year is primarily due to increased production volume in 2011 and increased freight and smelter costs on a unit basis.

For the year ended December 31, 2011, royalty expense was $5.8 million compared to $4.2 million in the prior year. Royalty expense was higher in the current year due to higher production volume and increased revenue.

Depreciation and amortization at the LDI mine for the year ended December 31, 2011 was $10.0 million, compared to $5.4 million for the year ended December 31, 2010. The increase over the prior year is due to higher production volume and an increase in depreciable assets in 2011.

For the year ended December 31, 2011, an impairment charge of $1.4 million was recorded on the write down of obsolete supplies inventory (2010 – nil).

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

Operating Results

The key operating results for the Palladium operations are set out in the following table.

		2011		2010
Tonnes of ore milled		**1,689,781**		649,649
Production				
Palladium (oz)		**146,624**		95,057
Gold (oz)		**7,267**		4,023
Platinum (oz)		**9,143**		4,894
Nickel (lbs)		**816,037**		395,622
Copper (lbs)		**1,596,185**		658,013
Palladium head grade (g/t)		**3.70**		6.06
Palladium recoveries (%)		**78.34**		80.80
Tonnes of ore mined		**1,830,234**		615,926
Total cost per tonne milled	**$**	**54**	$	62
Cash cost ($USD) [1]	**$**	**448**	$	283

LDI Mine

2011 production at the LDI mine included the blending of higher grade underground ore with lower-grade surface sources. During the year ended December 31, 2011, 1,830,234 tonnes of ore was extracted, of which 988,502 tonnes came from underground sources with an average palladium grade of 5.7 grams per tonne (2010 – 615,926 tonnes with an average palladium grade of 6.2 grams per tonne), and 841,732 tonnes from surface sources with an average palladium grade of 1.8 grams per tonne (2010 – nil).

LDI Mill

For the year ended December 31, 2011, the LDI mill processed 1,689,781 tonnes of ore at an average of 10,675 tonnes per operating day, producing 146,624 ounces of payable palladium at an average palladium head grade of 3.7 grams per tonne, with a palladium recovery of 78.3%, and mill availability of 97.7% (2010 – 649,649 tonnes processed, producing 95,057 ounces at an average grade of 6.1 grams per tonne with a palladium recovery of 80.8%). Production costs, per tonne of ore milled, were $54 for the year ended December 31, 2011 (2010 – $62 per tonne of ore milled). To improve efficiencies and minimize processing costs, the mill is operating on a batch basis, with a two-week operating and a two-week non-operating schedule.

LDI's cash cost per ounce[1] was US$448 per ounce (2010 – US$283 per ounce, when production consisted of only higher-grade underground ore).

LDI Mine Expansion

The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method. The objective of the mine expansion is to increase future production at a lower cash cost per ounce[1]. During the year, the Company made significant progress in advancing the critical aspects of the mine expansion and remains on schedule to commission the shaft at the end of 2012.

The shaft, which will have a name plate capacity of approximately 7,000 tonnes per day, will allow LDI to increase its underground mining rate to 3,500 tonnes per day at the beginning of 2013, then gradually increase the rate during 2013 and 2014 to 5,500 tonnes per day starting in 2015, at which point the Company is targeting production to exceed 250,000 ounces at a cash cost of approximately US$200 per ounce (based on current by-product metal prices).

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

The 2011 mine expansion development highlights include:

- Constructing the head frame, hoist room, and electrical substation;
- Completing the shaft raise bore pilot hole and primary ventilation raise bore;
- Commencing the sub-collar work;
- Completing the pilot hole for the backfill aggregate raise to the surface;
- Advancing the ramp to a depth of 795 metres from surface; and
- Developing the 735-metre mine level in preparation for production.

In the year ended December 31, 2011, $143.1 million was invested in the mine expansion, including finance leases of $2.6 million and excluding capitalized interest of $1.6 million. In 2012, capital expenditures for the mine expansion are budgeted at $116.0 million. Development work in 2012 will be focused on the following:

- Completing the surface construction activities;
- Completing the shaft sinking to the 795-metre level by year end;
- Completing development of the 735-metre mine level; and
- Commencing set up of mining stopes for production in the Offset Zone.

GOLD OPERATIONS – FINANCIAL, OPERATING & DEVELOPMENT RESULTS

The Company also owns the Vezza gold mine located 233 kilometres north of Val d'Or, Quebec. The Vezza mine, which is targeted to commence commercial production in the second quarter of 2012, is expected to provide an additional source of cash flow to fund growth in the Company's palladium initiatives.

The Sleeping Giant gold mine consists of a narrow vein underground mine and a mill with a capacity of 900 tonnes per operating day. Subsequent to December 31, 2011, the Company announced the closure of the Sleeping Giant mine due to its insufficient operating margin (see Sleeping Giant mine below).

Financial Results

Income from mining operations for the Gold operations is summarized in the following table.

		2011		2010
Revenue	**$**	**26,813**	$	22,285
Mining operating expenses				
Production costs	**$**	**31,601**	$	28,440
Smelting, refining and freight costs		**54**		58
Depreciation and amortization		**7,460**		10,066
Gold assets impairment charge		**49,210**		–
Loss (gain) on disposal of equipment		**(27)**		(2)
Total mining operating expenses	**$**	**88,298**	$	38,562
Loss from mining operations	**$**	**(61,485)**	$	(16,277)

The Company has included income from mining operations as an additional IFRS measure as the Company believes it provides the user with information of the actual results of operations for each reporting segment.

Revenue

Metal sales for the Sleeping Giant gold mine are recognized at the time the title is transferred to a third party. Sales volumes are set out in the table below.

	2011	2010
Sales volumes		
Gold (oz)	**17,019**	17,550
Silver (oz)	**31,150**	24,000

For the year ended December 31, 2011, revenue was $26.8 million, reflecting gold sales of 17,019 ounces with a realized price of US$1,531 per ounce, compared to $22.3 million in the prior year with gold sales of 17,550 ounces with a realized price of US$1,204 per ounce.

Operating Expenses

For the year ended December 31, 2011, total production costs at the Sleeping Giant gold mine were $31.6 million as compared to $28.4 million in 2010 due to higher inventory adjustments in the current year. Cash cost per ounce[1] was US$1,819 for the year ended December 31, 2011, compared to US$1,549 per ounce in 2010 due to higher labour costs.

Depreciation and amortization at the Sleeping Giant gold mine was $7.5 million for the year ended December 31, 2011, compared to $10.1 million in the prior year due to fewer ounces produced in the current year period.

As a result of the Company's decision to cease mining operations at Sleeping Giant and restructure the gold division, a gold asset impairment charge of $49.2 million was recorded at December 31, 2011.

Operating Results

The key operating results for the Gold operations are set out in the following table.

	2011	2010
Tonnes of ore milled	**74,154**	93,296
Production		
Gold (oz)	**14,623**	17,695
Gold head grade (g/t)	**6.36**	5.90
Gold recoveries (%)	**96.38**	95.50
Tonnes of ore hoisted	**73,701**	95,261
Total cost per tonne milled	**$ 426**	$ 305
Cash cost ($USD) [1]	**$ 1,819**	$ 1,549

Sleeping Giant Mine

For the year ended December 31, 2011, 73,701 tonnes of ore were hoisted from the underground mine with an average gold grade of 6.36 grams per tonne (2010 – 95,261 tonnes hoisted with average grade of 5.90 grams per tonne).

During 2011, mining was focused above the 975-metre elevation (mining the lower grade remnant reserves left behind by the previous operator) and strived to reduce operating costs to achieve break-even cash flow while the Company continued its development at depth.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations. The Company has therefore ceased mining operations at Sleeping Giant on January 17, 2012 and has restructured the gold division, resulting in a non-cash impairment charge on its gold assets of $49.2 million.

Sleeping Giant Mill

For the year ended December 31, 2011, the mill processed 74,154 tonnes of ore, producing 14,623 ounces of gold at an average gold head grade of 6.36 grams per tonne, with a gold recovery of 96.4% and mill availability of 98.9% (2010 – 93,296 tonnes processed, producing 17,695 ounces at an average grade of 5.90 grams per tonne).

Sleeping Giant's cash cost per ounce[1] was US$1,819 for the year ended December 31, 2011, compared to US$1,549 per ounce for the year ended December 31, 2010. Production costs per tonne of ore milled were $426 for the year ended December 31, 2011 (2010 – $305 per tonne).

At December 31, 2011, the mill contained approximately 2,742 ounces of gold that was included in inventory and valued at net realizable value, as it had not been sold by the end of the period, including 1,224 ounces of gold processed from Vezza.

The Sleeping Giant mill has a rated capacity of 900 tonnes per day and was operating at approximately 838 tonnes per operating day, for the year ended December 31, 2011. Despite the closure of the Sleeping Giant mine, the mill will continue to operate to process ore from the nearby Vezza mine that is expected to reach commercial production in the second quarter of 2012.

In 2011, the Company invested $1.8 million to establish a platform for potential future expansion of the mill, which includes the detailed engineering work, the geotechnical tests, building and foundation designs, receiving the required construction permits, materials procurement, and refurbishing the rod mill and jaw crusher.

[1] *Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.*

Vezza Gold Project

In 2011, the Company made good progress in the development work at Vezza to establish the mine for production in 2012. During the fourth quarter, the Company commenced processing Vezza's bulk sample at the Sleeping Giant mill, returning results that were within management's expectations. For the year ended December 31, 2011, 8,832 tonnes of mineralization were hoisted from the underground mine for the bulk sample, producing 1,141 ounces of gold at an average gold grade of 4.46 grams per tonne. The Company expects commercial production to commence at Vezza with a mining rate of 750 tonnes per day at the beginning of the second quarter of 2012. Until the mine reaches commercial production, all costs associated with achievement of commercial production, net of preproduction revenue from gold sales, are capitalized. For the remainder of 2012, the Company forecasts Vezza will produce approximately 30,000 ounces of gold at a cash cost per ounce[1] of approximately US$1,150.

Production at Vezza will come from a blend of long hole and alimak mining methods. The Company has entered into a contract with Promec Mining Inc., a Val d'Or mining contractor, to provide the mining workforce at Vezza. The total workforce is expected to be in the range of 150 people. Vezza's ore will be trucked to the Sleeping Giant mill (approximately 85 kilometres away by paved road), which is expected to process an average head grade of 5.2 grams per tonne, with a gold recovery of 88%.

In 2011, the Company invested $28.2 million to advance Vezza to production, and plans to invest an additional $17.0 million in 2012 to continue underground development of the mine and to increase production in 2013. The capital expenditures in 2012 consist of development work associated with the underground infrastructure (such as drifts and ore passes), drilling costs, as well as a new camp for the workforce, a backfill cement plant, rock conveyor and pump, and other required equipment.

CONSOLIDATED FINANCIAL RESULTS

General and administration

The Company's general and administration expenses for the year ended December 31, 2011 were $12.3 million, compared to $10.6 million, an increase of $1.7 million. The increase is due to additional administration costs from increased activities and staff at the Corporate head office.

Exploration

Exploration expenditures for the year ended December 31, 2011 were $16.7 million compared to $30.1 million in the prior year. The decrease reflects $9.2 million of exploration costs capitalized to the mine expansion for the year ended December 31, 2011, compared to $2.3 million in the prior year. Exploration expenditures are comprised as follows:

		2011		2010
Palladium operations				
Ontario exploration projects*		**9,833**		13,998
Gold operations				
Sleeping Giant mine property		**3,638**		3,437
Other Quebec exploration projects**		**5,441**		11,768
Exploration tax credits		**(2,350)**		(201)
		6,729		15,004
Corporate and other		**105**		1,124
Total exploration expenditures	**$**	**16,667**	$	30,126

* *Ontario exploration projects are comprised of LDI exploration projects, including the Cowboy, Outlaw and Sheriff zones, West LDI, North VT Rim, and the Legris Lake option and Shebandowan.*

** *Other Quebec exploration projects are comprised of the Vezza, Flordin, Discovery, Dormex, Montbray, Harricana, Cameron Shear, Laflamme, and Florence properties.*

On February 18, 2011, the Company completed a flow-through share offering of 2,667,000 flow-through common shares and is required to spend gross proceeds of $22.0 million on Canadian exploration expenses prior to December 31, 2012. For the year ended December 31, 2011, $22.0 million was spent, fulfilling the spending requirement.

Interest and other costs (income)

Interest and other income for the year ended December 31, 2011 was $0.2 million compared to $2.1 million in the prior year. 2011 includes a gain on renouncement of flow-through expenditures of $1.8 million and $1.0 million of interest income, partially offset by financing costs of $0.7 million, accretion expense of $0.8 million and other items of $1.0 million. The prior year balance includes interest income of $2.9 million, partially offset by accretion expense of $0.2 million and interest expense of $0.4 million.

[1] *Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.*

Income and Mining Tax Expense (Recovery)

The income and mining tax expense (recovery) for the years ended December 31 are provided in the table below.

		2011		2010
LDI palladium mine				
Ontario transitional tax (debit) credit	**$**	**2,387**	$	(280)
Corporate minimum tax credit		**–**		(75)
Ontario resource allowance recovery		**–**		(315)
	$	**2,387**	$	(670)
Sleeping Giant gold mine and Vezza Gold Project				
Quebec mining duties (expense) recovery	**$**	**(1,775)**	$	(246)
Quebec income tax recovery		**(107)**		(26)
Mining interests temporary difference expense		**3,057**		372
	$	**1,175**	$	100
Corporate and other				
Expiration of warrants	**$**	**(555)**	$	(542)
	$	**(555)**	$	(542)
	$	**3,007**	$	(1,112)

For the year ended December 31, 2011, income and mining tax expense was $3.0 million compared to a $1.1 million recovery in the same period in 2010. In the current year, income and mining tax expense includes Ontario transitional tax debits ($2.4 million) and mining interest temporary differences ($3.1 million), partially offset by Quebec mining duties recovery ($1.8 million) and the tax recovery on the expiration of Series B warrants ($0.6 million). The prior year recovery includes the expiration of warrants ($0.5 million), Ontario resource allowance recovery ($0.3 million) and Ontario transitional tax credit ($0.3 million), partially offset by mining interest temporary differences ($0.4 million).

Net Income (Loss)

For the year ended December 31, 2011, the Company reported a net loss of $65.2 million or $0.40 per share compared to net income of $29.4 million or $0.21 per share in the prior year.

Summary of Quarterly Results

(expressed in thousands of Canadian dollars except per share amounts)	**2011**				2010			
	Q4	**Q3**	**Q2**	**Q1**	Q4	Q3	Q2	Q1
Revenue	**$ 44,050**	**$ 38,310**	**$ 51,398**	**$ 36,714**	$ 39,502	$ 38,451	$ 21,215	$ 7,930
Production costs	**33,120**	**28,928**	**28,783**	**30,427**	21,556	20,452	16,650	16,051
Gold assets impairment charge	**49,210**	**–**	**–**	**–**	–	–	–	–
Exploration expense	**4,738**	**1,956**	**6,134**	**3,839**	12,532	7,008	6,421	4,165
Capital expenditures	**52,565**	**50,561**	**41,363**	**41,144**	20,142	14,589	10,146	4,487
Net income (loss)	**(57,397)**	**(2,816)**	**5,380**	**(10,321)**	(2,013)	2,804	(11,849)	(18,351)
Cash provided by (used in) operations	**(25,557)**	**15,883**	**4,121**	**24,647**	(25,196)	(20,007)	(18,389)	(10,158)
Net income (loss) per share – basic and diluted	**$ (0.35)**	**$ (0.02)**	**$ 0.03**	**$ (0.06)**	$ (0.01)	$ 0.02	$ (0.08)	$ (0.14)
Cash provided by (used in) operations prior to changes in non-cash working capital per share [1]	**(0.01)**	**0.02**	**0.07**	**(0.04)**	0.02	0.04	(0.04)	(0.10)

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

Revenue for the three months ended December 31, 2011 was $44.1 million compared to $39.5 million for the three months ended December 31, 2010. Net loss for the quarter, including a non-cash asset impairment charge of $49.2 million was $57.4 million or $0.35 per share compared to a net loss of $2.0 million or $0.01 per share in the comparative period in 2010.

For the three months ended December 31, 2011, the Company expensed $4.7 million in exploration activities compared to $12.5 million in 2010 and $52.6 million in development expenditures ($44.4 million at its palladium operations and $8.2 million at its gold operations). For the three months ended December 31, 2011, the Company used cash in operations, before changes in non-cash working capital of $1.6 million compared to cash used in operations, before changes in non-cash working capital of $0.2 million for the same period in 2010. For the three months ended December 31, 2011, financing activities provided cash of $71.0 million, primarily consisting of $69.7 million related to the issuance of senior secured notes, compared to cash provided by financing activities in 2010 of $6.5 million. Investing activities required cash of $51.9 million for the three months ended December 31, 2011 compared to $19.8 million required for investing activities in the comparative period in 2010.

The LDI mine produced 34,121 ounces of payable palladium for the three months ended December 31, 2011 compared to 32,798 ounces of payable palladium for the comparative period in 2010. During the quarter, 591,096 tonnes of ore were mined with 531,825 tonnes of ore processed by the LDI mill (2010 – 210,732 tonnes mined, 247,739 tonnes processed by the mill). For the three months ended December 31, 2011, LDI's cash cost per ounce[1] was US$489 (2010 – US$347).

The Sleeping Giant mine produced 3,127 ounces of gold for the three months ended December 31, 2011 compared to 4,716 ounces of gold for the comparative period in 2010. During the quarter, 16,493 tonnes of ore were hoisted from Sleeping Giant, with 16,493 tonnes processed by the mill. For the comparative period in 2010, 22,185 tonnes were hoisted, with 21,750 tonnes processed by the mill. For the three months ended December 31, 2011, Sleeping Giant's cash cost per ounce[1] was US$1,769 (2010 – US$1,690).

FINANCIAL CONDITION, CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

		2011		2010
Cash provided by (used in) operations prior to changes in non-cash working capital	**$**	**6,122**	$	(12,029)
Changes in non-cash working capital		**12,972**		(61,721)
Cash provided by (used in) operations		**19,094**		(73,750)
Cash provided by (used in) financing		**140,382**		99,211
Cash provided by (used in) investing		**(183,700)**		(48,557)
Increase (decrease) in cash and cash equivalents	**$**	**(24,224)**	$	(23,096)

Operating Activities

For the year ended December 31, 2011, cash provided by operations prior to changes in non-cash working capital was $6.1 million, compared to cash used in operations of $12.0 million in the prior year, an increase of $18.1 million. This increase is primarily due to higher revenue ($63.4 million), partially offset by higher production costs ($46.5 million).

For the year ended December 31, 2011, changes in non-cash working capital resulted in a source of cash of $13.0 million compared to a use of cash of $61.7 million in the prior year. The 2011 balance of $13.0 million is primarily due to a decrease in accounts receivable ($7.6 million), a decrease in inventories ($7.4 million) and an increase in other assets ($3.5 million).

Financing Activities

For the year ended December 31, 2011, financing activities provided cash of $140.4 million consisting of $61.9 million related to the exercise of warrants and issuance of flow-through common shares, $69.7 million related to the issuance of senior secured notes and $10.5 million of letters of credit in replacement of mine closure deposits, partially offset by net scheduled repayments and additions of $1.6 million of finance leases. This compared to cash provided by financing activities of $99.2 million in the prior year primarily related to net proceeds of $94.2 million received from the April 2010 equity offering discussed below.

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

In October 2009, as part of an equity offering, the Company issued warrants (Series A warrants) to purchase an additional common share at a price of $4.25 per share, at any time prior to September 30, 2011. Since the 20-day volume weighted average price of the common shares on the TSX was equal to or greater than C$5.75 per share (as per the acceleration event in the warrant indenture), on December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants.

On April 28, 2010, the Company completed an equity offering of 20 million units at a price of $5.00 per unit for total net proceeds of $94.2 million (issue costs $5.8 million). Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant (Series B warrants) entitled the holder to purchase an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011. In 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired.

Investing Activities

For the year ended December 31, 2011, investing activities required cash of $183.7 million, relating to additions to mining interests of $185.6 million and the Company received proceeds on disposal of equipment of $1.9 million. For the year ended December 31, 2010, investing activities required cash of $49.4 million, relating to additions to mining interests and the Company received proceeds on disposal of equipment of $0.8 million. The majority of the additions to mining interests were attributable to LDI's mine expansion project, the Vezza gold project and the Sleeping Giant gold mine.

Additions to mining interests

		2011		2010
Palladium operations				
Offset Zone development	**$**	**131,322**	$	23,689
Roby Zone development		**316**		2,573
Offset Zone exploration costs		**9,216**		2,334
Roby Zone exploration costs		**45**		828
Offset Zone capitalized interest		**1,573**		–
Jaw crusher		**–**		1,124
Mill flotation redesign		**–**		798
Tailings management facility		**821**		642
Other equipment and betterments		**5,016**		3,744
	$	**148,309**	$	35,732
Gold operations				
Vezza project	**$**	**28,230**	$	3,633
Sleeping Giant Shaft deepening		**4,829**		5,999
Sleeping Giant Mill expansion		**1,831**		–
Sleeping Giant Underground and deferred development		**2,058**		3,006
Other equipment and betterments		**376**		994
	$	**37,324**	$	13,632
	$	**185,633**	$	49,364

In addition to the mining interests acquired by cash reflected in the above table, the Company also acquired by means of finance leases, equipment in the amount of $3.7 million for the year ended December 31, 2011 (2010 – $3.0 million).

Capital Resources

As at December 31, 2011, the Company had cash and cash equivalents of $50.9 million compared to $75.2 million as at December 31, 2010. The funds are invested in short term interest bearing deposits at a major Canadian chartered bank.

In July 2011, the Company increased its operating line of credit with a Canadian chartered bank from US$30.0 million to US$60.0 million. The credit facility is secured by the Company's accounts receivables and inventory and may be used for working capital liquidity and general corporate purposes. At December 31, 2011, the Company had US$48.0 million available to be drawn from the credit facility and US$12.0 million was utilized for letters of credit primarily for reclamation deposits.

During the fourth quarter of 2011, the Company sold $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes which mature on October 4, 2014, were issued in $1,000 denominations and bear interest at a rate of 9.25% per year, payable semi-annually. The Company also issued a palladium warrant with each $1,000 note. Each warrant held by the note holder entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 per ounce, anytime up to October 4, 2014. If the palladium warrants are exercised, the Company has the option to pay the amount owing to the warrant holder in either cash or common shares priced at a 7% discount. At the Company's option, for a 2% fee, the maturity of the notes may be extended for one additional year to October 4, 2015.

Subsequent to year end, the Company established a $15.0 million capital lease facility to fund equipment for the LDI mine expansion, of which $11.1 million has been utilized.

Contractual Obligations

As at December 31, 2011
(expressed in thousands of Canadian dollars)

	Payments Due by Period			
	Total	Less than 1 year	2–5 Years	> 5 years
Finance lease obligations	$ 4,905	$ 2,677	$ 2,228	–
Operating leases	6,894	3,783	2,918	193
Purchase obligations	110,612	110,612	–	–
	$ 122,411	$ 117,072	$ 5,146	$ 193

In addition to the above, the Company also has asset retirement obligations at December 31, 2011 in the amount of $20.9 million that would become payable at the time of the closures of the LDI mine, Sleeping Giant mill and Vezza gold project. The Company obtained a letter of credit of $10.6 million to offset these future outlays. As a result, $10.3 million of funding is required prior to or upon closure of these properties.

Related Party Transactions

There were no related party transactions for the year ended December 31, 2011.

OUTSTANDING SHARE DATA

As of February 22, 2012, there were 162,960,939 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2010 Corporate Stock Option Plan entitling holders thereof to acquire 5,331,583 common shares of the Company at a weighted average exercise price of $3.91 per share.

OVERVIEW OF NAP'S EXPLORATION PROPERTIES

NAP expected its future growth will come from its significant exploration upside and through the continued exploration and development of the Company's projects. With permits, mine infrastructure and available capacity at LDI, NAP can move from exploration success to production on an accelerated timeline. Excluding the significant exploration program at LDI, the Company's 2012 exploration budget includes approximately 6,000 metres of drilling at NAP's other Ontario properties near LDI.

With respect to the Company's pipeline of non-producing gold properties, there will be minimal expenditures in 2012 and the Company will seek to realize value through either sale or joint venture opportunities.

LDI Mine & Property

Exploration is central to LDI's future and will represent an important part of future growth for the mine and for the Company. Situated in unique geology, LDI's substantial +33,000-acre land package offers exploration upside that is further complimented by the underutilized, 15,000-tonne per day mill. Beyond the immediate mine site, most of the land has had minimal historic exploration. The exploration success achieved during the past few years gives management great encouragement that there is strong potential to continue to grow the Company's palladium reserve and resource base through exploration.

The LDI mine consists of the following underground mineralized zones:

- Roby Zone: underground production from Roby commenced in 2006.
- Offset Zone: discovered in 2001, located below and approximately 250 metres southwest of the Roby Zone. The Offset Zone remains open in all directions and continues to expand through exploration. LDI mine expansion is currently underway to access Offset Zone ore.
- Cowboy Zone*: discovered in 2009 during infill drilling of the Offset Zone, located 30 to 60 metres to the west of the Offset Zone. This new discovery has the potential to extend LDI's mine life and could potentially positively impact the economics of the mine.
- Outlaw Zone*: discovered in 2009, located to the west of the Offset Zone and the Cowboy Zone. Further drilling is required to explore the vertical and lateral limit of this mineralization.
- Sheriff Zone*: discovered in 2010, located approximately 100 metres southeast of the Offset Zone.

** The disclosure regarding these mineralized areas is conceptual in nature and there has been insufficient exploration to define a mineral resource in any of these areas.*

The current LDI mine plan does not include the three nearby underground mineralized zones due to insufficient drilling: Cowboy, Outlaw and Sheriff.

In 2011, 261 holes totalling 84,686 metres were drilled on the LDI property. Underground drilling accounted for 41,343 metres (205 holes), of which approximately 13,290 metres (66 holes) were to support mine operations. Drilling from surface accounted for the remaining 43,343 metres (56 holes). The objective of NAP's 2011 exploration program was to expand the Offset Zone, improve knowledge of the Offset Zone mineralization through infill drilling, and to identify potential surface targets.

On January 30, 2012 the Company provided an update on the remaining drill results from its 2011 exploration program at LDI. Previous exploration updates on the 2011 program were issued by news release on June 28, 2011 and September 14, 2011.

The highlights from the recent update included:

- Infill drill results in the Offset Zone returned excellent grades, with good width and continuity, including 78 metres at 7.39 grams per tonne Palladium ("g/t Pd") and 33 metres at 8.71 g/t Pd;
- Good indication of a southern extension to the Offset Zone in an area previously reported as the Southern Norite Zone, including 39 metres at 4.02 g/t Pd and 15 metres at 5.13 g/t Pd;
- Mineralization discovered 300 metres to the west of the Offset, Cowboy and Outlaw zones, including 10 metres of 3.05 g/t Pd, giving support to the interpretation that some mineralized zones manifest as a series of parallel stacked lenses;
- Confirmed north and south lateral extensions of upper Roby Zone, including 18 metres at 12.82 g/t Pd; and
- Bonanza grade surface mineralization encountered from trenches along the North VT Rim 500 metres northeast of the LDI open pit, including approximately 1 metre samples at 64.4 g/t Pd and 45.8 g/t Pd.

The Company intends to issue its updated mineral reserves and resource estimates for LDI (as at December 31, 2011) in the second quarter of 2012.

Following the exploration success achieved in the past few years, NAP will continue to invest in exploration to expand the reserves and resources at LDI and to identify new targets. 2012 exploration expenditures are expected to be approximately $16 million, comprised of 70,000 metres of drilling, of which 64,000 metres will be at LDI, and 6,000 metres at NAP's other nearby properties. Approximately $10 million of the $16 million in expenditures (55,000 of the 64,000 metres to be drilled at LDI) is in connection with the mine expansion and is included in the $116 million capital expenditure budget for the mine expansion, leaving a balance of $6 million that will be expensed.

Quebec Properties

Sleeping Giant Gold Mine & Property

In 2011, 116 drill holes were completed at Sleeping Giant, totalling 36,746 metres. The primary objective of the 2011 exploration program at Sleeping Giant was to define and extend zones within the current mine on the proposed three new mining levels at depth to allow future mine development planning. Drill results from the 2011 program indicated that Sleeping Giant's gold zones continue to extend at depth however as more infill drilling was conducted the Company encountered a lack of continuity in the narrow vein structures and was unable to confirm those grades over sufficient strike length, thereby significantly reducing the tonnage that could be mined profitably.

Vezza Gold Mine

In 2011, 29 surface holes were completed at Vezza (totalling 6,258 metres) and 161 holes from underground (totalling 17,933 metres) for a combined total of 79,434 metres in 376 holes.

Exploration drilling conducted in 2011 confirmed grades, continuity and widths of Vezza's known gold zone, which are similar or better than the last resource estimate (dated December 31, 2010). The widths and near vertical nature of the gold zone also confirmed that either alimak or long hole mining methods could be used at the Vezza mine.

Flordin Property

The Flordin project is located approximately 30 kilometres north of the town of Lebel-sur-Quévillon, and approximately 70 kilometres away from the Sleeping Giant mill. The Company conducted a significant drilling program in 2010, consisting of 212 holes totalling 25,720 metres, which revealed the presence of several parallel gold veins near surface. The Company believes that the Flordin gold project may have the potential to provide additional feed for the Sleeping Giant mill.

In 2011, the Company hired an independent consulting firm to conduct ore sorting tests on Flordin's mineralized zones and waste rocks to evaluate potential pre-concentration of ore before trucking it to the Sleeping Giant mill. Preliminary results indicate that pre-concentration can reject in the order of 50% low-grade rock in run-of-mine material, reducing transport costs and increasing head grade. This technology could increase the mill feed head grade and offer significant cost savings with important implications for overall gold production costs in an eventual mining operation. A second phase of ore sorting test work involved two different sorting techniques to evaluate efficiency: optical and x-ray. The x-ray technique, which proved to offer more advantages, is currently being considered by NAP.

In 2011, the Company conducted a drill program consisting of 36 holes totalling 4,857 metres at Flordin.

Discovery Property

Discovery is an advanced-stage gold exploration project located approximately 35 kilometres northwest of the town of Lebel-sur-Quévillon, and approximately 70 kilometres from the Sleeping Giant mill. The Discovery project is contiguous to the Flordin project. A 2008 scoping study confirmed the project to be economically feasible and generate positive cash flow under certain assumptions, with potential to produce 44,000 ounces of gold per year for four years.

In 2011, the Company conducted a drill program consisting of 18 holes totalling 7,438 metres on the project, targeting the extension of the 1200E Zone. The 1200E zone was not considered in the 2008 Scoping Study, which considered the west gold zones only. Drilling the eastern extension of the 1200E zone revealed new gold zones at depth and followed known zones deeper, eastward and westward. In 2011 the Company received the Certificate of Authorization from Quebec's Ministry of Sustainable Development, Environment and Parks to conduct underground exploration as planned in the 2008 Scoping Study.

Dormex Property

Dormex is an early-stage gold exploration project located adjacent to the Sleeping Giant mill and is believed to have potential gold targets similar to the original mineralization mined at the Sleeping Giant mine. Exploration conducted in 2010 identified a series of promising targets and confirmed the presence of gold in the tills.

In 2011, the Company conducted follow up on gold anomalies discovered in the 2010 reverse circulation program and tested new geophysical targets. The drill program consisted of 10 holes totalling 4,060 metres of drilling.

Cameron Shear and Florence Properties

Cameron Shear and Florence are early-stage gold exploration projects adjacent to the east of the Discovery gold deposit, and near the Flordin deposit. Drilling on a number of geophysical targets has improved the Company's understanding of the geology of these early-stage properties, although economic intersections have not yet been encountered at this juncture.

Laflamme Gold Property

Laflamme is an early-stage gold exploration project in the Abitibi region of Quebec, a joint venture with Midland Exploration Inc. ("Midland"). The property is situated on favourable geology, following the trend from the Company's Discovery project to the Sleeping Giant mine.

In 2011, the Company conducted a drill program consisting of 6 holes totalling 2,142 metres of drilling and ground geophysics at Laflamme. On June 15, 2011, Midland announced the discovery of an unanticipated new mineralized zone with nickel, copper and platinum group elements. On July 31, 2011, the Company fulfilled the requirements to exercise the option to acquire a 50% interest in the project and has exercised this option. The Company is the Operator of the joint venture and may acquire an additional 15% interest by completing a feasibility study.

Ontario Properties

Shebandowan Property

The Company holds a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an Option and Joint Venture Agreement with Vale Inco Limited ("Vale"). The properties, known as the Shebandowan property, contain a series of nickel copper-PGM mineralized bodies. The land package, which totals approximately 7,842 hectares, is located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale retains an option to increase its interest from 50% to 60%, exercisable in the event that a feasibility study on the property results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals.

In 2010, the Company and Vale conducted a large ground geophysical survey on the property. Preliminary results support further exploration work on the property, but subsequent drilling on a portion of the property proved disappointing. No work was undertaken in 2011, and nothing is planned for 2012.

Legris Lake Property

The Legris Lake property is adjacent to the south east portion of the Company's LDI property and is comprised of 15 claims and covering an area of approximately 4,297 hectares. The property is underlain by mafic and ultramafic rocks and was optioned for its historic anomalous PGE values. The property is at a preliminary exploration stage, however its PGM potential and close proximity to the LDI mill presents an encouraging exploration target.

Moose Calf and Kukkee Properties

In 2010, the Company entered into option agreements for the Moose Calf and Kukkee gold properties located west of Thunder Bay near McGraw Falls. The combined properties are now referred to as the Shabaqua Gold Project.

Salmi Property

On August 1, 2011, LDI entered into an option and purchase agreement whereby LDI obtained the exclusive right to conduct exploration and development activities as well as an exclusive right and option to purchase a 100% undivided interest in all or part of the property known as the Salmi property, comprised of eleven mineral claims located near the LDI mine and one additional adjacent mineral claim. The option and purchase agreement is subject to a 2% net smelter return royalty on future production from the property with LDI having the right to buy back one half of the net smelter return royalty for $0.5 million.

Tib Lake Property

On December 21, 2011, LDI entered into a letter of intent with Houston Lake Mining Inc. regarding the intention of the parties to enter into an option and purchase agreement where LDI would have an option to purchase a 100% unencumbered interest in 20 claims located northwest of the Lac des Iles mine, known as the Tib Lake property, subject to a 2.5% net smelter royalty in favour of a third party on a portion of the optional ground.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting policies are considered critical:

a. *Use of estimates*

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company's properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows;
- Depreciation and amortization expensed in the income statement may change where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;
- Overburden removal costs recorded on the balance sheet or charged to the statements of operations and comprehensive income may change due to changes in the units of production basis of depreciation and amortization;
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

b. Impairment assessments of long-lived assets

The carrying amounts of the Company's non-financial assets, other than investment property, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units ("CGUs"). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or cash-generating unit is the greater of its "value in use" and its "fair value less costs to sell". In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss) if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

c. Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to value beyond proven and probable reserves ("VBPP") and land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d. Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized net of royalties based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company's smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange, are reflected separately from initial revenues on the consolidated statements of operations and comprehensive loss.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

e. *Asset retirement obligations*

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company's mine sites are recognized when incurred and a liability and corresponding asset are recorded at fair value. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs or provided for in the period the obligation is determined.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time to reflect the unwinding of the discount. The accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Income (Loss). The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

New Standards and Interpretations Not Yet Adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011 or have otherwise not yet been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity's continuing involvement in derecognized financial assets. This update is effective for years beginning on or after January 1, 2012. Management is evaluating the impact, if any, the adoption of this amendment to IFRS 7 will have on the disclosures in its consolidated financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income ("OCI"), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. Management is evaluating the impact, if any, the adoption of this amendment to IFRS 7 will have on the disclosures in its consolidated financial statements.

New Standards Addressing the Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed "Separate Financial Statements" and deals solely with separate financial statements, the guidance for which remains unchanged.

All above standards and amendments are effective for reporting years beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on the consolidated financial statements of the Company.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company's most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the year ended December 31, 2011, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls were effective as of December 31, 2011.

Internal Control Over Financial Reporting

For the year ended December 31, 2011, the President and Chief Executive Officer, and the Vice President, Finance and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent period ended December 31, 2011 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the President and Chief Executive Officer, and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these internal controls over financial reporting were effective as of December 31, 2011.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC's website at www.sec.gov.

NON-IFRS MEASURES

This MD&A refers to cash used in operating activities per share and cash cost per ounce[1] which are not recognized measures under IFRS. Such non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that these measures better reflect the Company's performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Provided by (Used in) Operations

(a) Cash Provided by (Used in) Operations before changes in non-cash working capital

The Company uses this measure as a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

(expressed in thousands of dollars except per ounce amounts)		**2011**		2010
Net income (loss) and comprehensive income (loss) for the year	**$**	**(65,154)**	$	(29,409)
Operating items not involving cash				
Depreciation and amortization		**17,604**		15,590
Gold assets impairment charge		**49,210**		–
Accretion expense		**794**		209
Deferred income and mining tax expense (recovery)		**1,214**		(169)
Share-based compensation and employee benefits		**3,404**		1,911
Other		**(950)**		(161)
Cash provided by (used in) operations before changes in non-cash working capital	**$**	**6,122**	$	(12,029)

[1] Non-IFRS measure. Please refer to Non-IFRS Measures on pages 31-33.

(b) Cash Provided by (Used in) Operations before changes in non-cash working capital per share

(expressed in thousands of dollars except per share amounts)		2011		2010
Cash provided by (used in) operations prior to changes in non-cash working capital	$	6,122	$	(12,029)
Weighted average number of shares outstanding – basic		162,011,253		141,537,377
Cash provided by (used in) operations prior to changes in non-cash working capital per share	$	0.04	$	(0.08)

Cash Cost Per Ounce

Cash cost per ounce include mine site operating costs such as mining, processing, administration, and royalties, but are exclusive of depreciation, amortization, reclamation, capital, and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a company's ability to generate operating earnings and cash flow from its mining operations.

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

(a) Reconciliation of Palladium Cash Cost per Ounce

(expressed in thousands of dollars except per ounce amounts)		2011		2010
Production costs including overhead	$	89,657	$	40,266
Smelting, refining and freight costs		9,206		4,721
Royalty expense		5,819		4,202
Total operating expenses		104,682		49,189
Less by-product metal revenue		39,655		21,462
	$	65,027	$	27,727
Divided by ounces of palladium sold		146,457		95,057
Cash cost per ounce (CDN$)	$	444	$	292
Exchange rate (CDN$1 – US$)		1.01		0.97
Cash cost per ounce (US$), net of by-product credits	$	448	$	283

(b) Reconciliation of Gold Cash Cost per Ounce

(expressed in thousands of dollars except per ounce amounts)		2011		2010
Production costs including overhead	$	31,601	$	28,440
Refining and freight costs		54		58
Total operating expenses		31,655		28,498
Less by-product metal revenue		1,010		473
	$	30,645	$	28,025
Divided by ounces of gold sold		17,019		17,550
Cash cost per ounce (CDN$)	$	1,801	$	1,597
Exchange rate (CDN$1 – US$)		1.01		0.97
Cash cost per ounce (US$)	$	1,819	$	1,549

Adjusted Net Income (Loss)

Adjusted net income (loss) is a non-IFRS financial measure, which excludes the following from net income (loss):

- Exploration;
- Mine startup costs;
- Mine shutdown costs;
- Asset impairment charges; and
- Insurance recoveries.

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing adjusted net income (loss) allows the reader the ability to better evaluate the results of the underlying business of the Company.

(expressed in thousands of dollars except per ounce amounts)		**2011**		2010
Net income (loss) and comprehensive income (loss) for the year	**$**	**(65,154)**	$	(29,409)
Exploration		**16,667**		30,126
Gold assets impairment charge		**49,210**		–
Mine startup costs		**–**		6,003
Adjusted net income	**$**	**723**	$	6,720

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net income (loss):

- Income and mining tax expense (recovery);
- Interest and other financing costs (income);
- Depreciation and amortization;
- Exploration;
- Mine startup costs;
- Mine shutdown costs;
- Asset impairment charges; and
- Insurance recoveries.

The Company believes that EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA differently.

(expressed in thousands of dollars except per ounce amounts)		**2011**		2010
Net income (loss) and comprehensive income (loss) for the year	**$**	**(65,154)**	$	(29,409)
Income and mining tax expense (recovery)		**3,007**		(1,112)
Interest and other financing income		**(243)**		(2,142)
Depreciation and amortization		**17,604**		15,590
EBITDA		**(44,786)**		(17,073)
Exploration		**16,667**		30,126
Gold assets impairment charge		**49,210**		–
Mine startup costs		**–**		6,003
Adjusted EBITDA	**$**	**21,091**	$	19,056

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (IFRS). Financial statements include certain amounts based on estimates and judgments. When an alternative method exists under IFRS, management has chosen that which it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with IFRS. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company maintains adequate systems of internal accounting and administrative controls. Such systems are designed to provide reasonable assurance that transactions are properly authorized and recorded, the Company's assets are appropriately accounted for and adequately safeguarded and that the financial information is relevant and reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. KPMG LLP, the external auditors, have full and free access to the Audit Committee.

Toronto, Canada
February 23, 2012

William J. Biggar
President and CEO

Jeff Swinoga
Vice President, Finance and CFO

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of North American Palladium Ltd.

We have audited the accompanying consolidated financial statements of North American Palladium Ltd., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Palladium Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 23, 2012

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

	Notes		**December 31 2011**		December 31 2010		January 1 2010
ASSETS							
Current Assets							
Cash		**$**	**50,935**	$	75,159	$	98,255
Accounts receivable	4		**73,048**		80,683		–
Taxes receivable			**4,602**		734		204
Inventories	5		**20,046**		27,487		25,306
Other assets	6		**11,255**		27,551		2,495
Total Current Assets			**159,886**		211,614		126,260
Non-current Assets							
Mining interests	7		**256,159**		126,286		85,014
Reclamation deposit	8		**–**		10,537		10,503
Total Non-current Assets			**256,159**		136,823		95,517
Total Assets		**$**	**416,045**	$	348,437	$	221,777
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current Liabilities							
Accounts payable and accrued liabilities	9	**$**	**42,436**	$	39,859	$	12,498
Current portion of obligations under finance leases	10		**2,428**		1,196		558
Provisions	11		**1,000**		1,000		1,000
Taxes payable			**715**		–		–
Current derivative liability	12	**$**	**4,875**		–		–
Total Current Liabilities			**51,454**		42,055		14,056
Non-current Liabilities							
Income taxes payable			**2,648**		936		1,573
Asset retirement obligations	8		**20,881**		12,594		13,602
Obligations under finance leases	10		**2,104**		1,195		576
Long-term debt	12		**65,698**		–		–
Deferred mining tax liability	20		**4,264**		1,207		832
Total Non-current Liabilities			**95,595**		15,932		16,583
Shareholders' Equity							
Common share capital and purchase warrants	14		**740,888**		702,787		574,878
Stock options and related surplus			**7,859**		5,596		4,242
Contributed surplus			**8,873**		5,537		6,079
Deficit			**(488,624)**		(423,470)		(394,061)
Total Shareholders' Equity			**268,996**		290,450		191,138
Total Liabilities and Shareholders' Equity		**$**	**416,045**	$	348,437	$	221,777

Contingencies and commitments – Notes 16 and 19
Subsequent events – Note 24

See accompanying notes to the consolidated financial statements

On Behalf of the Board of Directors

Andre J. Douchane, Director

Steven R. Berlin, Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(expressed in thousands of Canadian dollars, except share and per share amounts)

	Notes		2011		2010
Revenue	17	$	170,472	$	107,098
Mining operating expenses					
Production costs			121,258		74,709
Smelting, refining and freight costs			9,260		4,779
Royalty expense			5,819		4,202
Depreciation and amortization	7		17,604		15,590
Gold assets impairment charge	7		49,210		–
Loss (gain) on disposal of equipment			(950)		(270)
Other	5		1,352		–
Total mining operating expenses			203,553		99,010
Income (loss) from mining operations			(33,081)		8,088
Other expenses					
Exploration			16,667		30,126
General and administration			12,283		10,648
Interest income	18		(2,817)		(2,917)
Interest expense and other costs	18		2,574		775
Foreign exchange loss (gain)			359		(23)
Total other expenses			29,066		38,609
Loss before taxes			(62,147)		(30,521)
Income and mining tax recovery (expense)	20		(3,007)		1,112
Loss and comprehensive loss for the period		$	(65,154)	$	(29,409)
Loss per share					
Basic and diluted		$	(0.40)	$	(0.21)
Weighted average number of shares outstanding					
Basic	14(f)		162,011,253		141,537,377
Diluted	14(f)		162,011,253		141,537,377

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

	Notes		2011		2010
Cash provided by (used in)					
Operations					
Net loss for the period		$	(65,154)	$	(29,409)
Operating items not involving cash					
Depreciation and amortization	7		17,604		15,590
Gold assets impairment charge	7		49,210		–
Accretion expense	18		794		209
Deferred income and mining tax expense (recovery)	20		1,214		(169)
Share-based compensation and employee benefits			3,404		1,911
Other			(950)		(161)
			6,122		(12,029)
Changes in non-cash working capital	21		12,972		(61,721)
			19,094		(73,750)
Financing Activities					
Issuance of common shares and warrants, net of issue costs	14		61,916		101,074
Issuance of long-term debt, net of issue costs	12		69,656		–
Repayment of obligations under finance leases	10		(1,570)		(1,721)
Interest paid	10		(157)		(142)
Mine reclamation deposit	8		10,537		–
			140,382		99,211
Investing Activities					
Additions to mining interests	7		(185,633)		(49,364)
Proceeds on disposal of mining interests			1,933		807
			(183,700)		(48,557)
Decrease in cash			(24,224)		(23,096)
Cash, beginning of period			75,159		98,255
Cash, end of period		$	50,935	$	75,159
Cash and cash equivalents consisting of:					
Cash		$	50,603	$	75,159
Short-term investments			332		–
		$	50,935	$	75,159
Foreign exchange included in cash balance		$	66	$	(9)

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(expressed in thousands of Canadian dollars, except share amounts)

	Notes	Number of shares	Capital stock	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, January 1, 2010	14	127,383,051	$ 572,332	$ 4,242	$ 2,546	$ 6,079	$ (394,061)	$ 191,138
Common shares issued:								
Related to 2010 unit offering, net of issue costs		20,000,000	89,804	–	4,423	–	–	94,227
Related to purchase of Vezza property		1,368,421	6,500					6,500
Warrants:								
Tax allocation on expiration of warrants		–	–	–	–	(542)	–	(542)
Warrants exercised		5,692,076	28,134		(1,856)			26,278
Stock-based compensation:								
Stock options exercised	14(e)	124,634	565	(218)	–	–	–	347
Stock-based compensation expense		85,093	339	1,572	–	–	–	1,911
Net loss and comprehensive loss for the year ended December 31, 2010		–	–	–	–	–	(29,409)	(29,409)
Balance, December 31, 2010		154,653,275	$ 697,674	$ 5,596	$ 5,113	$ 5,537	$ (423,470)	$ 290,450
Common shares issued:								
Private placement of flow-through shares, net of issue costs	14(d)	2,667,000	20,594	–	–	–	–	20,594
Premium on issuance of flow-through shares		–	(1,840)	–	–	–	–	(1,840)
Warrants:								
Warrants exercised	14(b)	5,009,986	22,514	–	(1,239)	14	–	21,289
Expiration of warrants, net of tax	14(b)	–		–	(3,874)	3,322	–	(552)
Stock-based compensation:								
Stock options exercised	14(e)	317,919	1,105	(300)	–	–	–	805
Stock-based compensation expense	14(c)	203,252	841	2,563	–	–	–	3,404
Net loss and comprehensive loss for the year ended December 31, 2011		–	–	–	–	–	(65,154)	(65,154)
Balance, December 31, 2011		162,851,432	$ 740,888	$ 7,859	–	$ 8,873	$ (488,624)	$ 268,996

See accompanying notes to the consolidated financial statements

1. NATURE OF OPERATIONS

North American Palladium Ltd. ("NAP" or "the Company") is domiciled in Canada and was incorporated on September 12, 1991 under the Canadian Business Corporations Act. The Company's 100%-owned subsidiaries are Lac des Iles Mines Ltd. ("LDI") and NAP Quebec Mines Ltd. ("NAP Quebec").

NAP's flagship operation is the LDI palladium mine, located northwest of Thunder Bay, Ontario, which started producing palladium in 1993. The Company is currently expanding the LDI mine to transition from mining via ramp access to mining via shaft while utilizing a high volume bulk mining method.

The Company is incurring additional exploration expenditures on other palladium opportunities at LDI, including the Cowboy, Outlaw and Sheriff zones that are adjacent to the underground operations.

The Company also owns the Vezza gold mine located north of Val d'Or, Quebec. The Company's other Quebec-based properties consist of Discovery, Flordin, Cameron Shear, Florence, Laflamme, Dormex and Harricana.

The consolidated financial statements for the Company as at December 31, 2011 and for the year ended December 31, 2011, include the Company and its subsidiaries (collectively referred to as "the Company").

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements represent the first annual financial statements of the Company and its subsidiaries prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The Company adopted IFRS in accordance with IFRS 1, *First-time Adoption of International Financial Reporting Standards.*

As these financial statements are the Company's first annual financial statements prepared using IFRS, these financial statements should be read in conjunction with the IFRS transition disclosures included in Note 23 to these financial statements which contains reconciliations and descriptions of the effect of the transition from Canadian Generally Accepted Accounting Principles ("Canadian GAAP") to IFRS on reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010.

These financial statements were authorized for issuance by the Board of Directors of the Company on February 23, 2012.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following items in the consolidated balance sheet:

(i) Accounts receivable and related derivative instruments are measured at fair value.

(ii) Financial instruments at fair value through profit or loss are measured at fair value.

(iii) Liabilities for cash-settled share-based payment arrangements are measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company's and each of its subsidiaries' functional currency. All financial information is expressed in thousands of Canadian dollars, except share and per share amounts.

Use of Estimates and Judgments

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 8 – Asset retirement obligations
Note 14 – Shareholders' equity
Note 17 – Revenue from metal sales

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company's properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period and additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company's financial results and financial position in a number of ways, including the following:

(i) Asset carrying values may be affected due to changes in estimated future cash flows;

(ii) Depreciation and amortization charged in the statement of operations may change or be impacted where such charges are determined by the units of production basis, or where the useful economic lives of assets change;

(iii) Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

(iv) The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

Note 7 – Mining interests

Note 11 – Provisions

Note 19 – Contingencies

Note 20 – Income taxes

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all Company's entities for all periods presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRSs, unless otherwise indicated.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

(a) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the fair value of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Company elects on a transaction-by-transaction basis whether to measure non-controlling interest at its fair value, or at its proportionate share of the recognized amount of the identifiable net assets, at the acquisition date.

Transaction costs, other than those directly associated with the issue of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

(b) Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(c) Transactions eliminated on consolidation

Inter-company balances and transactions and any unrealized income and expenses arising from inter-company transactions are eliminated in preparing the consolidated financial statements.

Foreign Currency Translations

The reporting and functional currency of the Company and its subsidiaries is the Canadian dollar. Accordingly, the Company translates monetary assets and liabilities denominated in foreign currency at the rate of exchange prevailing at the consolidated balance sheet dates, non-monetary assets and liabilities denominated in foreign currency at the rate in effect at the date the transaction occurred and revenues and expenses denominated in foreign currency at the exchange rate in effect during the applicable accounting period. All resulting foreign exchange gains and losses are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

Financial Instruments

(a) Non-derivative financial assets

The Company initially recognizes loans and receivables and deposits on the date they originated. All other financial assets (including assets designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial instruments are measured on initial recognition at fair value plus, in the case of instruments other than those classified as "fair value through profit and loss", directly attributable transaction costs.

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss and loans and receivables.

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. These financial instruments are measured at fair value, and changes therein are recognized in the Statement of Operations and Comprehensive Loss. The Company's accounts receivable from the sale of palladium and by-product metals from the LDI mine primarily represent the material financial instruments which have been recorded at fair value through profit or loss (see Note 4).

Financial assets classified as loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method, less any impairment losses. The Company's loan and receivables are included in other assets (refer to Note 6). Cash and cash equivalents are stated at amortized cost and include cash on account less outstanding cheques, demand deposits and short-term guaranteed investments with original maturities of three months or less.

(b) Non-derivative financial liabilities

The Company initially recognizes debt securities issued and subordinated liabilities on the date they originated. All other financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired. Financial assets and liabilities are offset and the net amount presented in the consolidated balance sheet when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following non-derivative financial liabilities: long-term debt, finance leases, loans and borrowings, bank overdrafts, credit facilities, and trade and other payables.

Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

(c) Derivative financial instruments

The Company holds derivative financial instruments to minimize its foreign currency and market price exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value and any associated transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading and is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in profit or loss.

Inventories

Concentrate, crushed and broken ore stockpiles, and gold inventory are valued at the lower of average production cost (including an allocation of the depreciation of production related assets) and net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year, if any, is shown as a long-term asset. Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date. Supplies inventory is valued at the lower of average cost and net realizable value.

Mining Interests

(a) Recognition and measurement

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets for which the commencement date for capitalization is on or after January 1, 2010. The Company capitalizes interest on major projects where direct indebtedness has occurred.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items or major components of property, plant and equipment.

Spare parts and servicing equipment are usually carried as inventory and recognized in profit or loss as consumed. However, major spare parts and stand-by equipment qualify as property, plant and equipment when the Company expects to use them during more than one period. Similarly, if the spare parts and servicing equipment can be used only in connection with an item of property, plant and equipment, they are accounted for as property, plant and equipment.

Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of reserve potential, subsequent exploration expenditures are capitalized. Determination as to reserve potential is based on the results of studies, which indicate whether production from a property is economically feasible. Upon commencement of commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Capitalized exploration costs, net of salvage values, relating to a property that is later abandoned or considered uneconomic for the foreseeable future, are written off in the period the decision is made. No amortization is provided in respect of mine development expenditures until commencement of commercial production. Any production revenue earned prior to commercial production, net of related costs, is offset against the development costs.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income in profit or loss.

(b) Value Beyond Proven and Probable Reserves ("VBPP")

On acquisition of a mineral property, the Company prepares an estimate of the fair value of the resources and exploration potential of that property and records this amount as an asset ("VBPP") as at the date of acquisition. The acquisition costs classified as VBPP are not amortized.

On an annual basis, estimates of proven and probable mineral reserves for each mineral property acquired are prepared. The change in reserves, net of production costs is, among other things, used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

(c) Subsequent costs

The cost of replacing a part of an item of property, plant and equipment is recognized at the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(d) Depreciation and amortization

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium (LDI) and gold (NAP Quebec) to be produced based on the proven and probable reserves.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to VBPP and land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Impairment

The carrying amounts of the Company's non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units ("CGUs"). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

The recoverable amount of an asset or CGU is the greater of its "value in use" and its "fair value less costs to sell". In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

Employee Benefits

(a) Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Compensation Agreements

(a) Share-based payment transactions

The grant date fair value of equity-classified share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

The Company has a Restricted Share Unit ("RSU") Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSUs for each vesting period determined using the Black-Scholes model.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity-settled share-based payment transactions, regardless of how the equity instruments are obtained by the Company.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

(a) Production obligations

A provision for an obligation based on achieving specific production targets is recognized when the Company, based on estimates of recoverable minerals and planned production in the current mine plan for each property, determines the production target expected to be achieved.

(b) Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company's mine sites are recognized when incurred and a liability and corresponding asset are recorded at fair value. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Revenue and Accounts Receivable

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

Revenue from the sale of palladium and by-product metals from the LDI mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company's smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable is recorded net of estimated treatment and refining costs which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are reflected separately from initial revenues on the consolidated statements of operations and comprehensive loss.

Revenue from the sale of gold-silver doré bars from Sleeping Giant is recognized when the significant risks and rewards of ownership have transferred to the buyer and selling prices are known or can be reasonably estimated.

Interest and other costs

Interest income is comprised of interest income on funds invested (including available-for-sale financial assets), gains on the disposal of available-for-sale financial assets, gains on the renouncement of flow-through expenditures, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Other costs are comprised of interest expense on borrowings, accretion expense, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, impairment losses recognized on financial assets, losses on hedging instruments that are recognized in profit or loss, and changes in the fair value of the palladium warrants. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

Income and mining taxes

Income tax expense is comprised of current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences:

(i) the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

(ii) temporary differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

(iii) temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income or mining taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Basic and Diluted Loss Per Share

Basic earnings (loss) per common share ("EPS") is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the reporting period. Diluted EPS is computed using the treasury stock method whereby the weighted average number of shares outstanding is increased to include additional common shares from the assumed exercise of stock options and common share purchase warrants, if dilutive. The number of additional common shares is calculated by assuming that outstanding equity instruments were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. On the date of issuance of the flow-through shares, the premium relating to the proceeds received in excess of the closing market price of the Company's common shares is allocated to liabilities.

Under the terms of the flow-through common share issues, the tax attributes of the related expenditures are renounced to investors and deferred income tax expense and deferred tax liabilities are increased by the estimated income tax benefits renounced by the Company to the investors. The premium liability is reduced pro-rata based on the actual amount of flow-through eligible expenditures incurred during the reporting period. The reduction to the premium is recognized through profit or loss as other income.

Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company's other components. All operating segments' operating results are reviewed regularly by the Company's executive team to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the executive team include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets (primarily the Company's headquarters), head office expenses, and deferred tax assets and liabilities.

Segment capital expenditures are the total costs incurred during the period to acquire property, plant and equipment, and goodwill.

New Standards and Interpretations Not Yet Adopted

The following new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2011 or have otherwise not yet been adopted by the Company.

IFRS 7 Financial Instruments: Disclosures

The amendments to IFRS 7 require disclosure of information that enables users of financial statements to understand the relationship between transferred financial assets that are not derecognized in their entirety and the associated liabilities; and to evaluate the nature of, and risks associated with, the entity's continuing involvement in derecognized financial assets. This update is effective for years beginning on or after January 1, 2012. Management is evaluating the impact, if any, the adoption of this amendment to IFRS 7 will have on the disclosures in its consolidated financial statements.

IFRS 9 Financial Instruments: Classification and Measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments. This standard and the related update are effective for years beginning on or after January 1, 2015.

The Company will evaluate the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments at the time of adoption.

IAS 1 Presentation of Financial Statements

This standard is amended to change the disclosure of items presented in other comprehensive income ("OCI"), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The amendment is effective for reporting years beginning on or after July 1, 2012. This amendment is presently not expected to impact the consolidated financial statements of the Company.

IAS 19 Employee Benefits

The standard is amended to reflect significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and provides expanded disclosure requirements. The amendment is effective for annual periods beginning on or after January 1, 2013. This amendment is presently not expected to impact the consolidated financial statements of the Company.

New Standards Addressing the Scope of a Reporting Entity

The following IFRS standards are introduced and IAS standards amended accordingly:

IFRS 10 Consolidated Financial Statements

This standard replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11 Joint Arrangements

This standard replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12 Disclosures of Interests in Other Entities

This standard sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

IAS 27 Consolidated and Separate Financial Statements

This standard is renamed "Separate Financial Statements" and deals solely with separate financial statements, the guidance for which remains unchanged.

All above standards and amendments are effective for reporting years beginning on or after January 1, 2013.

IFRS 13 Fair Value Measurement

The new standard provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. The standard is effective for reporting years beginning on or after January 1, 2013.

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine

On October 20, 2011, the IASB issued a new interpretation, IFRIC 20, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current 'stripping activity asset'. The standard also provides guidance for the depreciation or amortization and impairment of such assets.

IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on the consolidated financial statements of the Company.

4. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	At December 31 2011	At December 31 2010	At January 1 2010
Accounts receivable	**$ 71,097**	$ 80,683	$ –
Unrealized gain on financial contracts [1]	**1,951**	–	–
Accounts receivable	**$ 73,048**	$ 80,683	$ –

[1] As at December 31, 2011, a total of 69,500 ounces of past palladium production delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of $697 per ounce (December 31, 2010 – 68,950 ounces at an average price of $640 per ounce). Refer to Notes 9 and 15.

Accounts receivable represents the value of all platinum group metals ("PGMs"), gold and certain base metals contained in LDI's concentrate shipped for smelting and refining, valued using the December 31, 2011 forward metal prices for the month of final settlement, and for which significant risks and rewards have transferred to third parties.

All of the accounts receivable are due from two customers at December 31, 2011. A reserve for doubtful accounts has not been established, as in the opinion of management, the amount due will be fully collected. The Company is not economically dependent on its customers, refer to Note 17.

Accounts receivable has been pledged as security against a one-year US$60.0 million operating line of credit with a Canadian chartered bank, which is to be used for working capital liquidity and general corporate purposes. The Company had $48.0 million available to be drawn from the credit facility and $12.0 million was utilized for letters of credit primarily for reclamation deposits, refer to Note 16c.

5. INVENTORIES

Inventories consist of the following:

	At December 31 2011	At December 31 2010	At January 1 2010
Supplies	**$ 11,209**	$ 12,580	$ 12,555
Gold inventory [1]	**6,209**	5,928	4,890
Crushed and broken ore stockpiles [2]	**2,628**	8,979	7,861
Total	**$ 20,046**	$ 27,487	$ 25,306

1 *Gold inventory is comprised of unprocessed ore either in stockpiles or bins, unrecovered gold in either carbon or solution within the milling circuit, and gold-silver doré bars produced but not sold as at the reporting date.*

2 *Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of ore stockpiles that is not expected to be processed within one year, if any, is shown as a long-term asset.*

All inventory amounts are carried at cost for the periods presented with the exception of gold inventories which are written down to net realizable value.

Supplies inventory of $24,111 (2010 – $17,650) were recognized as an expense during the year ended December 31, 2011.

The Company recognized a write-down of obsolete supplies inventory of $1,352 for the year ended December 31, 2011 (2010 – $nil).

6. OTHER ASSETS

Other assets consist of the following:

	At December 31 2011	At December 31 2010	At January 1 2010
Prepaids	**$ 695**	$ 2,555	$ 1,165
Sales taxes receivable	**8,501**	5,120	1,275
Warrant proceeds receivable [1]	**–**	19,777	–
Ministry of Natural Resources [2]	**1,769**	–	–
Other	**290**	99	55
	$ 11,255	$ 27,551	$ 2,495

1 *In 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Refer to Note 14b for further details.*

2 *In 2011, the Company issued a letter of credit related to the Sleeping Giant mine closure plan. The Ministry of Natural Resources acknowledged receipt of the letter of credit in 2011 and the cash proceeds were received in 2012.*

7. MINING INTERESTS

Mining interests are comprised of the following:

	Plant and equipment	Underground mine development	Equipment under finance lease	Mining leases and claims, royalty interest, and development	Exploration properties	Total
Cost or deemed cost						
Balance at January 1, 2010	$ 29,730	$ 35,751	$ 2,495	$ 5,516	$ 16,767	$ 90,259
Additions of physical assets	10,870	37,535	2,456	3,163	5,106	59,130
Revaluation of ARO assets	(1,319)	–	–	–	–	(1,319)
Disposals	(812)	(72)	–	–	–	(884)
Balance at December 31, 2010	**$ 38,469**	**$ 73,214**	**$ 4,951**	**$ 8,679**	**$ 21,873**	**$ 147,186**
Balance at January 1, 2011	$ 38,469	$ 73,214	$ 4,951	$ 8,679	$ 21,873	$ 147,186
Additions of physical assets	8,297	142,339	3,943	5,429	28,507	188,515
Revaluation of ARO assets	5,738	–	–	–	–	5,738
Capitalization of borrowing costs	–	1,574	–	–	–	1,574
Reclassification of costs for finance leases maturing in the year	–	1,510	(1,510)	–	–	–
Disposals	(1,441)	(150)	–	–	–	(1,591)
Balance at December 31, 2011	**$ 51,063**	**$ 218,487**	**$ 7,384**	**$ 14,108**	**$ 50,380**	**$ 341,422**
Depreciation and impairment losses						
Balance at January 1, 2010	$ 4,633	$ 34	$ 25	$ 553	$ –	$ 5,245
Depreciation for the year	4,575	9,922	437	876	–	15,810
Disposals	(136)	(19)	–	–	–	(155)
Balance at December 31, 2010	**$ 9,072**	**$ 9,937**	**$ 462**	**$ 1,429**	**$ –**	**$ 20,900**
Balance at January 1, 2011	$ 9,072	$ 9,937	$ 462	$ 1,429	$ –	$ 20,900
Depreciation for the period	4,582	11,229	786	1,001	–	17,598
Impairment loss (reversal)	1,674	33,568	–	480	11,673	47,395
Disposals	(480)	(150)	–	–	–	(630)
Balance at December 31, 2011	**$ 14,848**	**$ 54,584**	**$ 1,248**	**$ 2,910**	**$ 11,673**	**$ 85,263**
Carrying amounts						
As at January 1, 2010	**$ 25,097**	**$ 35,717**	**$ 2,470**	**$ 4,963**	**$ 16,767**	**$ 85,014**
As at December 31, 2010	**$ 29,397**	**$ 63,277**	**$ 4,489**	**$ 7,250**	**$ 21,873**	**$ 126,286**
As at December 31, 2011	**$ 36,215**	**$ 163,903**	**$ 6,136**	**$ 11,198**	**$ 38,707**	**$ 256,159**

Gold Assets Impairment Charge

The Company announced on January 17, 2012 that it is discontinuing production at the Sleeping Giant mine.

After reviewing various mining scenarios, the Company concluded that mining would likely continue at high costs given the lack of grade continuity, with insufficient operating margin to justify continuing operations. The Company has therefore ceased mining operations at Sleeping Giant and has restructured the gold division, resulting in a non-cash impairment charge on its gold assets of $49,210 for the year ended December 31, 2011.

The Sleeping Giant mill will continue to operate to process ore from the Vezza mine. The mill has a capacity of 900 tonnes per day which will be sufficient to process Vezza's ore.

Asset Restrictions and Contractual Commitments

The Company's assets are subject to certain restrictions on title, property, plant and equipment pledged as security for credit facility arrangements and Senior secured lenders (Note 12).

Contractual obligations related to equipment under finance leases are summarized in Note 10 and under the discussion of liquidity risk in Note 15.

Fair Value Determination

The following outlines the Company's methodology in assessing impairments and determining recoverable amounts, as necessary in accordance with the Company's impairment accounting policy.

Existing mining interests

The Company reviews mining plans for the remaining life of each property to determine the fair value of its existing mining properties, related assets, and cash-generating units. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium, gold, and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash cost of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimate of recoverable production from measured, indicated and inferred mineral resources that are considered economically mineable and are based on management's confidence in converting such resources to proven and probable reserves. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Significant changes in mine plans can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. The Company reviews its accounting estimates and adjusts these estimates based on recoverable minerals determined by the Company in the current mine plan. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

Mining interests acquired through a business combination

The fair value of mining interests recognized as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm's length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

8. ASSET RETIREMENT OBLIGATIONS AND RECLAMATION DEPOSITS

Expected timing of estimated cash flows required to settle obligations are as follows: LDI mine (2020), Sleeping Giant mill (2021), Sleeping Giant mine (2012) and Vezza Gold Project (2021). The obligation at December 31, 2011 is expected to be paid at the end of the life of each mine. The key assumptions applied for determination of the ARO obligation are as follows as at:

	At December 31 2011	At December 31 2010	At January 1 2010
Inflation	**2.00**	1.97	1.99
Market risk	**5.00**	5.00	5.00
Discount rate	**1.84**	2.62	1.50

The asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements. For the year ended December 31, 2010, the timing of LDI's mining property closure plan was extended to include the Offset Zone project, which resulted in a reduction of $1.3 million in 2010 to the cost of the related restoration asset. During 2011, the mine closure obligations for the LDI mine, Sleeping Giant mine and Vezza Gold Project were revised to reflect the Company's most current closure cost estimates, expected mine lives and market rate assumptions. The current mine closure obligations include: LDI mine ($13,905), Sleeping Giant mill ($4,426), Sleeping Giant mine ($2,116) and Vezza Gold Project ($434).

The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry") and the Ministère des Resources naturelles et de la Faune du Québec (the "Ministère"), has established trust funds (the "Funds") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the LDI mine site, Vezza Gold Project and the Sleeping Giant mill.

The LDI mine closure plan requires a total amount of $12,997 to be accumulated in the Fund over the term of LDI's operations. At December 31, 2011, the Company had a letter of credit outstanding for $8,466 (December 31, 2010 – $8,438 was on deposit with the Ministry including accrued interest of $908).

The Sleeping Giant gold mine and mill closure plan requires a total amount of $1,920 to be accumulated in the Fund. At December 31, 2011, the Company had a letter of credit outstanding for $1,769, the funds of which were received subsequent to year end (December 31, 2010 – $1,769 was on deposit with the Ministère).

The Company also has a letter of credit outstanding for $317 relating to the Shebandowan West Project.

The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

At December 31, 2011, the asset retirement and the related mine restoration deposit are as follows as at:

	At December 31 2011	At December 31 2010
Asset retirement obligation, beginning of period	**$ 12,594**	$ 13,602
Change in discount rate and estimated closure costs	**7,950**	(1,217)
Accretion expense (Note 18)	**337**	209
Asset retirement obligation, end of period	**$ 20,881**	$ 12,594
Reclamation deposits	**–**	10,537
Obligation in excess of deposit	**$ 20,881**	$ 2,057

At the respective reporting dates, the undiscounted asset retirement obligations are as follows as at:

	At December 31 2011	At December 31 2010	At January 1 2010
Asset retirement obligation, undiscounted	**$ 23,653**	$ 16,121	$ 14,022

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities are comprised of:

	At December 31 2011	At December 31 2010	At January 1 2010
Accounts payable and accrued liabilities	**$ 42,436**	$ 28,761	$ 12,498
Unrealized loss on financial contracts [1]	**–**	11,098	–
Accounts payable and accrued liabilities	**$ 42,436**	$ 39,859	$ 12,498

[1] *As at December 31, 2011, a total of 69,500 ounces of past palladium production that had been delivered and sold to the smelter, was priced using forward prices for the month of final settlement at an average price of $697 per ounce (December 31, 2010 – 68,950 ounces at an average price of $640 per ounce). Refer to Notes 4 and 15.*

10. LEASES

At the respective reporting dates, the Company was party to the following leasing arrangements:

FINANCE LEASES (OBLIGATIONS UNDER FINANCE LEASES)

The Company leases production equipment under a number of finance lease agreements. Some leases provide the Company with the option to purchase the equipment at a beneficial price. The leased equipment secures lease obligations. The net carrying amount of leased plant and equipment at each reporting date is summarized in Note 7 under the category of equipment under finance leases.

The following is a schedule of future minimum lease payments under finance leases together with the present value of the net minimum lease payments at each reporting date:

	December 31, 2011			December 31, 2010			January 1, 2010		
	Future minimum lease payments	**Interest**	**Present Value of minimum lease payments**	Future minimum lease payments	Interest	Present Value of minimum lease payments	Future minimum lease payments	Interest	Present Value of minimum lease payments
Less than one year	**$ 2,677**	**$ 249**	**$ 2,428**	$ 1,307	$ 111	$ 1,196	$ 605	$ 47	$ 558
Between one and five years	**2,228**	**124**	**2,104**	1,253	58	1,195	619	43	576
More than five years	**–**	**–**	**–**	–	–	–	–	–	–
	$ 4,905	**$ 373**	**$ 4,532**	$ 2,560	$ 169	$ 2,391	$ 1,224	$ 90	$ 1,134
Less current portion			**2,428**			1,196			558
			$ 2,104			$ 1,195			$ 576

OPERATING LEASES

The Company, from time to time, enters into leasing arrangements for production and other equipment under a number of operating leases. These leases are generally short-term in nature and subject to cancellation clauses. The Company periodically reviews the nature of these leases to identify if there have been any significant changes to the terms and use of the items under operating lease which would require reclassification as a finance lease. Such changes are considered to indicate a renewal of the lease terms and the reclassification is applied prospectively from the date the revised lease terms become effective.

The following schedule provides the future minimum lease payments under non-cancellable operating leases outstanding at each of the reporting dates:

	At December 31 2011	At December 31 2010	At January 1 2010
Less than one year	**$ 3,783**	$ 2,057	$ 659
Between one and five years	**2,918**	1,611	602
More than five years	**193**	447	95
	$ 6,894	$ 4,115	$ 1,356

The total minimum lease payments recognized in expense during each of the stated year end periods are as follows:

	At December 31 2011	At December 31 2010
Minimum lease payments expensed	**$ 3,631**	$ 1,725

11. PROVISIONS

In conjunction with the acquisition of Cadiscor Resources Inc. in 2009, the Company assumed an obligation in the amount of $1,000, payable in cash or by the issuance of common shares of the Company, upon achieving a specified production target of 300,000 milled tonnes of ore at its Sleeping Giant mill. Based on stated production targets, the Company expects to achieve the production target within the next twelve months, therefore, the provision is reflected in current liabilities. There have been no changes to this provision in any of the reporting periods reflected in these consolidated statements.

12. LONG-TERM DEBT

During the fourth quarter of 2011, the Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The notes which mature on October 4, 2014, with a one-year extension at the option of the Company, were issued in $1,000 denominations and bear interest at a rate of 9.25% per year, payable semi-annually.

The Company also issued one warrant with each $1,000 note. Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 (the "Strike Price") per ounce, anytime up to October 4, 2014. If the warrants are exercised, settlement will occur in cash with the Company paying each warrant held by the note holder the difference between the average of the U.S. dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. Alternatively, the Company has the option to settle the amount owing to the warrant holder at a 7% discount to the 5-day weighted average market price of the common shares of the Company at the date of exercise. At December 31, 2011, the value of the warrants was $4,968, including a loss recognized in the Company's consolidated statement of loss and comprehensive loss of $462.

The debt agreement included the debt financing and embedded derivatives relating to the warrants, warrants settlement, and extension options relating to the notes which are available to the Company and the lender. Where applicable, the embedded derivatives which were not closely related to the debt financing's were segregated and grouped for valuation and reporting purposes. The embedded derivatives relating to the debt financing are recorded at fair value through profit or loss at each reporting date.

On the October 4, 2011 issue date and at December 31, 2011, the warrants and related options were valued using a binomial model which included the following key assumptions:

	December 31 2011	October 4 2011
Market price of palladium	**$ 636**	$ 588
Strike price	**$ 620**	$ 620
Volatility	**43%**	44%
Risk free rate	**0.98%**	1.02%
Expected life (in years)	**2.76**	3.00

The debt financing was initially valued on October 4, 2011 at the net value of the proceeds from the debt issue after deducting the derivative valuations. Transaction costs were allocated to the debt financing on a pro-rata basis of assigned fair value at October 4, 2011. The net value of the debt is amortized using the effective interest rate method over the remaining term of the debt with interest and accretion charges being recognized through profit and loss in the period incurred. Interest charges have been capitalized as borrowing costs and included in mining interests (Note 7). An effective interest rate of 13% has been applied.

13. RELATED PARTY TRANSACTIONS

At the respective reporting dates, the Company's subsidiaries are as follows:

		Ownership interest		
	Country of incorporation	**At December 31 2011**	At December 31 2010	At January 1 2010
Lac des Iles Mines Ltd. ("LDI")	Canada	**100%**	100%	100%
NAP Quebec Mines Ltd. ("NAP Quebec") (formerly Cadiscor Resources Inc.("CRI"))	Canada	**100%**	100%	100%

Transactions with Key Management Personnel

Key management personnel compensation

The Company provides non-cash benefits to directors and executive officers, and contributes to a defined contribution plan on their behalf in addition to regular salaried amounts. In accordance with the terms of the Corporate Stock Option plan, directors and executive officers are entitled to receive stock-based compensation on an annual basis through participation in the Company's group registered retirement savings plan and through incentives issued under the Company's corporate stock option and restricted share unit plans. Refer to Note 14.

Summary of key management personnel compensation

		December 31 2011		December 31 2010
Short-term employee benefits	**$**	**2,709**	$	2,723
Post employment benefits		**72**		25
Share-based payments		**2,339**		2,821
	$	**5,120**	$	5,569

14. SHAREHOLDERS' EQUITY

(a) Authorized and Issued Capital Stock

The authorized capital stock of the Company consists of an unlimited number of common shares.

(b) Common share purchase warrants

The changes in issued common share purchase warrants for the period end are summarized below:

	As at December 31 2011			As at December 31 2010		
	Warrants		**Amount**	Warrants		Amount
Balance beginning of period	**13,837,924**	**$**	**5,113**	9,530,000	$	2,546
Issued pursuant to unit offerings, net of issue costs	**–**		**–**	10,000,000		4,423
Warrants exercised	**(5,009,986)**		**(1,239)**	(5,692,076)		(1,856)
Warrants expired	**(8,827,938)**		**(3,874)**	–		–
Balance, end of period	**–**	**$**	**–**	13,837,924	$	5,113

In September 2009, the Company completed an equity offering for total net proceeds of $46,455. In October 2009, the Company issued additional units for total net proceeds of $7,121. Each whole warrant (Series A warrants) entitled the holder to purchase an additional common share at a price of $4.25, subject to adjustment, at any time on or prior to September 30, 2011. Since the 20-day volume weighted average price of the common shares on the TSX was equal to or greater than $5.75 per share (as per the acceleration event in the warrant indenture), on December 8, 2010 the Company announced the acceleration of the expiry of the Series A warrants to January 14, 2011. During the first quarter of 2011, $21.3 million of proceeds were received from the exercise of 5,009,986 Series A warrants. Total proceeds of $38.8 million were received from the exercise of Series A warrants and 67,938 Series A warrants were not exercised prior to expiry.

On April 28, 2010, the Company completed an equity offering of 20,000,000 units at a price of $5.00 per unit for total net proceeds of $94,227 (issue costs $5,773). Each unit consists of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant (Series B warrants) entitles the holder to purchase an additional common share at a price of $6.50, subject to adjustment, at any time prior to October 28, 2011. As at December 31, 2010, 1,240,000 Series B warrants were exercised for total proceeds of $8.1 million. On October 28, 2011, the remaining Series B warrants expired.

(c) Group Registered Retirement Savings Plan

The Company has a group registered retirement savings plan, in which eligible employees can participate at their option. The Company is required to make contributions on a quarterly basis equivalent to 3% of eligible employees' base compensation and up to an additional 2% matching, per employee per annum, made either in cash or treasury shares of the Company. The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Corporate Stock Option Plan and other securities-based compensation plans. If the matching contribution is made in treasury shares, the price per share issued is the 5-day volume weighted average trading price of the common shares on the Toronto Stock Exchange ("TSX") preceding the end of the quarter. During the year ended December 31, 2011, the Company contributed 203,252 shares with a fair value of $841 (2010 – 85,093 shares with a fair value of $339).

(d) Flow-through Share Offering

On February 18, 2011, the Company completed a flow-through share offering of 2,667,000 flow-through common shares. The Company is required to spend gross proceeds of $22,000 on Canadian exploration expenses prior to December 31, 2012, which was fulfilled by December 31, 2011.

(e) Corporate Stock Option Plan

The Company has a Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company may receive options to acquire common shares. The Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number of options to be issued, the exercise price (which is the 5-day volume weighted average trading price of the common shares on the TSX on the trading day prior to the grant date), expiration dates of each option, the extent to which each option is exercisable (provided that the term of an option shall not exceed 10 years from the date of grant), as well as establishing the time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. One third of options granted vest on each of the first three anniversary dates of the date of grant.

The maximum number of common shares available for grant shall not exceed 10% of the issued and outstanding common shares of the Company, including the issuance under the Group Retirement Savings Plan and other securities-based compensation plans. As at December 31, 2011, 5,853,717 options (December 31, 2010 – 5,968,386 options, January 1, 2010 – 1,511,190 options) were available to be granted under the Plan.

The following summary sets out the activity in outstanding common share purchase options:

	As at December 31 2011			As at December 31 2010		
	Options		**Weighted Average Exercise Price**	Options		Weighted Average Exercise Price
Outstanding, beginning of period	**3,847,833**	**$**	**4.22**	3,057,800	$	3.50
Granted	**273,000**	**$**	**5.45**	1,105,000	$	6.14
Exercised	**(317,919)**	**$**	**2.13**	(124,634)	$	2.78
Cancelled	**(158,331)**	**$**	**5.73**	(190,333)	$	4.80
Forfeited	–		–	–		–
Outstanding, end of period	**3,644,583**	**$**	**4.43**	3,847,833	$	4.22
Options exercisable at end of period	**2,439,925**	**$**	**4.06**	1,742,833	$	3.64

For the year ended December 31, 2011, the weighted average share price on the dates common share purchase options were exercised was $3.57 (2010 – $6.00).

The following table summarizes information about the Company's stock options outstanding at December 31, 2011:

Exercise price range	**Average remaining contractual life (years)**	**Options Outstanding at December 31, 2011**	**Options Exercisable at December 31, 2011**
$ 1.85–3.00	4.83	974,750	908,084
$ 3.00–3.50	4.38	1,181,666	830,005
$ 3.50–6.50	4.91	1,181,667	518,336
$ 6.50–12.00	2.52	306,500	183,500
	4.51	**3,644,583**	**2,439,925**

The fair value of options granted during 2011 and 2010 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31 2011	December 31 2010
Awards granted	273,000	1,105,000
Weighted average fair value of awards	$ 2.91	$ 3.21
Pre-vest forfeiture rate	14%	13%
Grant price	$ 5.45	$ 6.14
Market price	$ 5.53	$ 6.05
Volatility	65%	66%
Risk-free rate	2.04%	2.31%
Dividend yield	0%	0%
Expected life (in years)	4.3	4.5

Pre-vest forfeiture rate

The historical forfeiture rate is estimated at each reporting date based on previous data regarding pre-vest cancellations of options due to employee departures or terminations.

Volatility

Volatility is the projected magnitude of change in price of the common shares of the Company on an annual basis based on historical prices of the common shares, excluding time periods with unusual business and market conditions that result in extreme volatility that is not indicative of the future.

(f) Reconciliation of the diluted number of shares outstanding:

For the years ended December 31, 2011 and December 31, 2010, the effect of stock options and warrants has not been included in the determination of diluted loss per share because to do so would be anti-dilutive.

(g) Other Stock-Based Compensation – Restricted Share Unit Plan

The Company has a Restricted Share Unit ("RSU") Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit is equivalent in value to the fair market value of a common share of the Company on the date of the award and a corresponding liability is established on the balance sheet. The RSU Plan is administered by the Board of Directors, which will determine after considering recommendations made by the Compensation Committee, the number and timing of restricted share units to be awarded and their vesting periods, not to exceed three years. The value of each award is charged to compensation expense over the period of vesting. At each reporting date, the compensation expense and liability are adjusted to reflect the changes in market value of the liability based on the fair values of RSUs for each vesting period determined using the Black-Scholes model.

As at December 31, 2011, 129,418 (December 31, 2010 – 90,599; January 1, 2010 – 256,882) restricted share units had been granted and were outstanding at an aggregate value of $237 (December 31, 2010 – $312; January 1, 2010– $987).

(h) Shareholder Rights Plan

On May 11, 2011, the Company's shareholders approved the adoption of a shareholder rights plan. The primary objectives of the shareholder rights plan are to ensure shareholders are given fair treatment in the event of any takeover bid for the Company's common shares and provide Shareholders adequate time to properly evaluate an offer. The Shareholder Rights Plan provides for the issuance of one right for each outstanding common share of the Company on the occurrence of certain events.

(i) Summary of Share-based Compensation and Employee Benefits

The following table details the components of share-based compensation expense for the year ended December 31:

	At December 31 2011	At December 31 2010
Registered retirement savings plan	$ 841	$ 339
Common share purchase options	2,563	1,572
Restricted share units	135	245
	$ 3,539	$ 2,156

15. FINANCIAL INSTRUMENTS

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk, currency risk, interest rate risk, commodity price risk and liquidity risk.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company's exposure arises principally from its short term interest bearing deposits and accounts receivable. Historically, the Company has not experienced any losses related to individual customers. The Company invests its cash and cash equivalents primarily with a major Canadian bank.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	At December 31 2011	At December 31 2010	At January 1 2010
Cash and cash equivalents	**$ 50,935**	$ 75,159	$ 98,255
Accounts receivable	**73,048**	80,683	–
Other assets	**10,560**	24,996	1,330
	$ 134,543	$ 180,838	$ 99,585

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate, and commodity price risks. In addition, the Company is exposed to market risk relating to fluctuations in the share price of the Company's common shares as a result of the RSU plan, which is mark-to-market at each period end.

(a) Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Currency risk is related to the portion of the Company's business transactions denominated in currencies other than Canadian dollars. The Company is exposed to fluctuations in exchange rates due to certain of its foreign based suppliers and revenues being in foreign currencies. The Company's primary exposure is based upon the movements of the U.S. dollar against the Canadian dollar. The Company's foreign exchange risk management includes, from time to time, the use of foreign currency forward contracts to fix exchange rates on certain foreign currency exposures. The Company had not entered into any foreign exchange contracts on future production in 2011 or 2010.

For the Company's foreign exchange transactions, fluctuations in the respective exchange rates relative to the Canadian dollar will create volatility in the Company's cash flows and the reported amounts for revenue, production, and exploration costs on a year-to-year basis. Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than Canadian dollars at the rates of exchange at each balance sheet date, the impact of which is reported as a separate component of revenue or foreign exchange gain or loss in the consolidated statements of operations and comprehensive loss.

The Company is exposed to the following currency risk on cash, purchases and borrowings at December 31, 2011.

	US$
Cash	$ 3,898
Accounts payable and accrued liabilities	(370)
	$ 3,529

A 1% strengthening or weakening of the Canadian dollar against the U.S. dollar, assuming that all other variables remained the same, would have resulted in an approximate $35 decrease or increase, respectively, in the Company's statement of loss and comprehensive loss for the year ended December 31, 2011.

The Company's revenue is affected by currency exchange rates, such that a weakening in the Canadian dollar relative to the U.S. dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

(b) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not enter into derivative financial instruments for speculative purposes. The Company does not hold any specific hedging instruments, nor does it hold any short term investments that would be significantly impacted from fluctuations in interest rates. Any interest rate fluctuations realized are expected to be offset by favourable changes in the interest on debt instruments.

Management does not believe that the net impact of interest rate fluctuations on the current level of borrowings and short term investments will be significant and, therefore, has not provided a sensitivity analysis of this impact on net earnings.

(c) Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices. The Company is particularly exposed to fluctuations in commodity prices from its sale of metals. From time to time the Company may enter into forward commodity sales contracts to hedge the effect on revenues of changes in the price of metals it produces. Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales over the term of the hedging contract.

The Company enters into financial contracts to mitigate the smelter agreements' provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. The total of these financial contracts represent 69,500 ounces as at December 31, 2011. These contracts mature from January 2012 through June 2012 at an average forward price of $697 per ounce (or $US699 per ounce). For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at December 31, 2011 was an asset of $1,951 included in accounts receivable (December 31, 2010 – $11,098 liability included in accounts payable and accrued liabilities).

The Company issued $72.0 million of senior secured notes by way of a private placement for net proceeds of $69.6 million. The Company also issued one warrant with each $1,000 note. Each warrant entitles the holder to purchase 0.35 ounces of palladium at a purchase price of US$620 (the "Strike Price") per ounce, anytime up to October 4, 2014. If the warrants are exercised, settlement will occur in cash with the Company paying each warrant held by the note holder the difference between the average of the U.S. dollar palladium afternoon fixing price per ounce on the London Platinum and Palladium Market for the ten trading days prior to the exercise date less the Strike Price, multiplied by 0.35. Alternatively, the Company has the option to settle the amount owing to the warrant holder at a 7% discount to 5-day weighted average market price of the common shares of the Company at the date of exercise. At December 31, 2011, the value of the warrants was $4,968, including a loss recognized in the Company's consolidated statement of loss and comprehensive loss of $462.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's approach to managing liquidity risk is to monitor the timing of sales and receivables, to ensure sufficient cash flows are generated from operations to meet the current debt requirements. Where insufficient liquidity may exist, the Company may pursue various debt and equity instruments for short or long term financing of its operations.

The table below analyzes the Company's financial liabilities which will be settled into relevant maturity groupings based on the remaining balances at December 31, 2011 to the contractual maturity date.

	Total	In less than 1 year	Between 1 year and 5 Years	More than 5 years
Accounts payable and accrued liabilities	$ 42,436	$ 42,436	$ –	$ –
Obligations under finance leases	4,532	2,428	2,104	–
Provisions	1,000	1,000	–	–
Current derivative liability	4,875	–	4,875	–
Long-term debt	65,698	–	65,698	–

The Company also has asset retirement obligations in the amount of $20,881 that would become payable at the time of the closures of its LDI mine, Sleeping Giant mill, Sleeping Giant mine and Vezza Gold Project. The Company issued letters of credit of $10,552. As a result, $10,329 of funding is required prior to or upon closure of these properties. Refer to Note 8 for additional disclosure regarding these amounts. The majority of the asset retirement costs are expected to be incurred within one year of mine closure and an application must be made to receive funds on deposit.

Management monitors consolidated cash flow, in detail, on a daily basis, monthly through month-end reporting, quarterly through forecasting and yearly through the budget process. Based on the financial liabilities due and noted above, the Company expects to have sufficient operating cash flow exceeding the amounts due.

Fair Values

The Company's financial assets and liabilities consist of cash and cash equivalents, accounts receivable, other assets, reclamation deposits, accounts payable and accrued liabilities, current derivative liabilities, obligations under finance leases, provisions and long-term debt.

Cash and cash equivalents are stated at fair value. The carrying value of other assets, and trade accounts payable and accrued liabilities approximate their fair values due to the immediate or short-term maturity of these financial instruments.

The fair value of the obligations under finance leases approximate their carrying value due to the interest rate implicit in the leases approximating interest rates available at this time for similar lease terms. The fair value of RSUs are determined as described in Note 14.

Derivatives

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate.

Fair values reflect the credit risk of the instrument and include adjustments to take into account the credit risk of the Company entity and counterparty when appropriate.

The Company enters into financial contracts to mitigate the smelter agreements' provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar for past production already sold. For substantially all of the palladium delivered to the customer under the smelter agreement, the quantities and timing of settlement specified in the financial contracts matches final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue.

Non-derivative Financial Liabilities

Fair value, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Fair Value Hierarchy

The table below details the assets and liabilities measured at fair value at December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
Financial assets				
Cash and cash equivalents	$ 50,935	$ –	$ –	$ 50,935
Accounts receivable (Note 4)	–	71,097	–	71,097
Fair value of financial contracts* (Note 4)	–	1,951	–	1,951
Financial liabilities				
RSU liabilities*	–	(237)	–	(237)
Fair value of current derivative liability (Note 12)	–	(4,875)	–	(4,875)
Net carrying value	$ 50,935	$ 67,936	$ –	$ 118,871

** As detailed in Note 4, the asset relating to the mark to market on financial contracts is included in the carrying value of accounts receivable and accrued liabilities on the balance sheet. RSU liabilities are measured at fair value based on the Black-Scholes valuation model at each reporting date and are included in the balance of accounts payable and accrued liabilities.*

16. COMMITMENTS

(a) Sheridan Platinum Group of Companies ("SPG") Commitment

The Company is required to pay a 5% net smelter royalty to SPG from mining operations at the Lac des Iles mine. This obligation is recorded as royalty expense.

(b) Operating Leases and Other Purchase Obligations

As at December 31, 2011, the Company had outstanding operating lease commitments and other purchase obligations of $6,894 and $110,612, respectively (December 31, 2010 – $4,115 and $37,189, respectively) all of which had maturities of less than five years, with the exception of $193 of operating leases with a maturity greater than five years (December 31, 2010 – $447).

(c) Letters of Credit

As at December 31, 2011, the Company had outstanding letters of credit of $12.0 million, consisting of letters of credit for mine closure deposits of $8,466, $1,769 and $317 relating to the LDI, SG and Shebandowan properties, respectively. There are also letters of credit of $1,498 required as part of a regulatory requirement by a third party supplier for purchases made by the LDI mine.

17. REVENUE FROM METAL SALES

	Total	Palladium	Platinum	Gold	Nickel	Copper	Other Metals
2011							
Year ended December 31							
Revenue – before pricing adjustments	**$ 175,293**	**$ 107,035**	**$ 15,369**	**$ 37,384**	**$ 7,914**	**$ 6,133**	**$ 1,458**
Pricing adjustments:							
Commodities	(5,407)	(3,229)	(1,691)	223	(361)	(326)	(23)
Foreign exchange	586	198	189	167	32	(3)	3
Revenue – after pricing adjustments	**$ 170,472**	**$ 104,004**	**$ 13,867**	**$ 37,774**	**$ 7,585**	**$ 5,804**	**$ 1,438**
2010							
Year ended December 31							
Revenue – before pricing adjustments	$ 99,714	$ 56,887	$ 8,280	$ 27,196	$ 4,198	$ 2,443	$ 710
Pricing adjustments:							
Commodities	8,941	7,417	649	428	183	275	(11)
Foreign exchange	(1,557)	(953)	(270)	(172)	(98)	(59)	(5)
Revenue – after pricing adjustments	$ 107,098	$ 63,351	$ 8,659	$ 27,452	$ 4,283	$ 2,659	$ 694

During 2011, the Company delivered all of its concentrate to two customers under the terms of the respective agreements. In 2010, the Company delivered all of its concentrate to one customer under the terms of the agreement.

Although the Company sells its refined metals to a limited number of customers, it is not economically dependent upon any one customer as there are other markets throughout the world for the Company's metals.

18. INTEREST AND OTHER COSTS (INCOME)

	2011	2010
Finance expense		
Interest on finance leases	**$ 157**	$ 142
Financing costs	**767**	–
Asset retirement obligation accretion	**337**	209
Accretion expense on long-term debt	**457**	–
Interest expense	**396**	424
Unrealized loss on palladium warrants	**460**	–
	2,574	775
Finance and other income		
Gain on renouncement of flow-through expenditures	**(1,840)**	–
Interest income	**(977)**	(2,861)
Gain on investments	–	(56)
	(2,817)	(2,917)
	$ (243)	$ (2,142)

19. CONTINGENCIES

From time to time, the Company is involved in litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In 2011, the Company was made aware of a Statement of Claim that had been filed against the Company and two of its officers regarding a potential class action lawsuit. The Company has retained legal counsel and intends to vigorously defend the potential claim. The Company does not believe the Statement of Claim has any merit and has accordingly not recorded any associated provisions within its consolidated financial statements at December 31, 2011.

20. INCOME TAXES

Rate Reconciliation

The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 28% (2010 – 31%):

		December 31 2011		December 31 2010
Income tax expense/(recovery) using statutory income tax rates	$	**(17,556)**	$	(9,462)
Increase (decrease) resulting from:				
Resource allowance deemed income		–		(315)
Non-taxable portion of capital losses (gains)		–		296
Losses not tax benefited		**17,484**		8,617
Non-deductible expenses		**730**		443
Ontario Harmonization Transitional tax, in respect of the prior period		**2,387**		(280)
Other		**(107)**		(100)
Recognition of previously unrecognized tax benefits related to expiration of warrants[1]		**(555)**		(542)
Interest expense deductible for tax purposes		**(444)**		–
Difference in statutory tax rates		**(214)**		104
Quebec mining duties		**1,282**		127
Income and mining tax expense (recovery)	$	**3,007**	$	(1,112)

1 Tax recovery on the expiration of share purchase warrants, whereas the deferred tax liability was charged to Contributed Surplus.
2 The statutory tax rate decreased from 2010 to 2011 due to a reduction in Canadian Federal and Ontario rates over the period.

Components of Income tax expense

The details of the Company's income and mining tax expense (recovery) are as follows:

		December 31 2011		December 31 2010
Current income tax expense (recovery):				
Income taxes				
Adjustments for prior period[1]	$	**2,280**	$	(697)
Mining taxes				
Current period		**(1,936)**		(137)
Adjustments for prior period[2]		**161**		(109)
	$	**505**	$	(943)
Deferred income tax expense (recovery):				
Income taxes		**(555)**		(542)
Mining taxes		**3,057**		373
	$	**2,502**	$	(169)
Total	$	**3,007**	$	(1,112)

1 Impact of a proposed CRA reassessment received in 2011 related to the Company's Ontario harmonization tax liability.
2 Impact of tax legislation substantively enacted in 2011 that affects the tax obligations of prior years.

Deferred tax liabilities

The following table summarizes the components of deferred income and mining tax:

		December 31 2011		December 31 2010		January 1 2010
Deferred mining tax liabilities						
Gold Mining interests	$	**(4,264)**	$	(1,207)	$	(832)
Deferred tax liabilities, net	$	**(4,264)**	$	(1,207)	$	(832)

Unrecognized Deferred Tax Assets

Deferred income and mining tax assets have not been recognized in respect of the following items:

		December 31 2011		December 31 2010
Loss carryforwards	**$**	**89,862**	$	67,313
Deductible temporary differences, income taxes	**$**	**33,599**	$	28,062
Deductible temporary differences, mining taxes	**$**	**9,183**	$	6,640

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

Income Tax Attributes (not recognized)

As at December 31, 2011, the Company had the following approximate income tax attributes to carry forward:

		Amount	Expiry Date
Non-capital losses	**$**	**352,193**	2015–2031
Capital losses	**$**	**7,243**	Indefinite
Undepreciated capital cost allowance	**$**	**172,018**	Indefinite
Tax basis of mineral interests	**$**	**176,649**	Indefinite

21. OTHER DISCLOSURES

Statement of Cash Flows

The net changes in non-cash working capital balances related to operations are as follows:

		2011		2010
Cash provided by (used in):				
Accounts receivable	**$**	**7,635**	$	(80,683)
Inventories and stockpiles		**7,436**		(1,953)
Other assets		**(3,481)**		(5,279)
Accounts payable and accrued liabilities		**2,823**		27,417
Other financial liabilities		**–**		(56)
Taxes payable (recoverable)		**(1,441)**		(1,167)
	$	**12,972**	$	(61,721)

Salaries and Benefits

For the year ended December 31, 2011, total salaries and benefits for the Company was $44,272, compared to $33,884 for the year ended December 31, 2010.

22. SEGMENT INFORMATON

The Company is Canadian based and is in the business of exploring and mining palladium, platinum, gold and certain base metals. Its operations are organized into three reportable segments: palladium operations include the LDI palladium mine and mill; gold operations include the Sleeping Giant gold mine and mill; and corporate and other. The palladium and gold operations include activities related to exploration, evaluation and development, mining, and milling. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's revenue by significant product type is disclosed in Note 17. The Company's segments are summarized in the following table.

As at and during the periods ended December 31, 2011, December 31, 2010 and January 1, 2010, segmented information is presented as follows:

	At December 31, 2011				At December 31, 2010				At January 1, 2010			
	Palladium operations	**Gold operations**	**Corporate and other**	**Total**	Palladium operations	Gold operations	Corporate and other	Total	Palladium operations	Gold operations	Corporate and other	Total
Cash and cash equivalents	**$ 1,456**	**$ 71**	**$ 49,408**	**$ 50,935**	$ 3,232	$ (2,013)	$ 73,940	$ 75,159	$ 689	$ 576	$ 96,990	$ 98,255
Accounts receivable	**73,048**	**–**	**–**	**73,048**	80,683	–	–	80,683	–	–	–	–
Inventories	**12,342**	**7,704**	**–**	**20,046**	19,673	7,814	–	27,487	19,649	5,657	–	25,306
Other current assets	**5,558**	**9,033**	**1,266**	**15,857**	4,308	3,048	20,929	28,285	708	1,510	481	2,699
Mining interests	**211,505**	**44,433**	**221**	**256,159**	64,465	61,376	445	126,286	33,516	51,165	333	85,014
Other non-current assets	**–**	**–**	**–**	**–**	8,438	1,769	330	10,537	8,406	1,769	328	10,503
Total assets	**$ 303,909**	**$ 61,241**	**$ 50,895**	**$ 416,045**	$ 180,799	$ 71,994	$ 95,644	$ 348,437	$ 62,968	$ 60,677	$ 98,132	$ 221,777
Accounts payable and accrued liabilities	**$ 27,564**	**$ 12,184**	**$ 3,403**	**$ 43,151**	$ 27,463	$ 9,363	$ 3,033	$ 39,859	$ 3,339	$ 4,160	$ 4,943	$ 12,442
Obligations under finance leases	**4,314**	**218**	**–**	**4,532**	2,326	65	–	2,391	1,104	30	–	1,134
Provisions	**–**	**1,000**	**–**	**1,000**	–	1,000	–	1,000	–	1,000	–	1,000
Asset retirement obligations	**13,905**	**6,976**	**–**	**20,881**	7,897	4,697	–	12,594	9,077	4,525	–	13,602
Other liabilities	**2,647**	**4,264**	**4,876**	**11,787**	935	1,207	1	2,143	1,571	832	58	2,461
Long-term debt	**–**	**–**	**65,698**	**65,698**	–	–	–	–	–	–	–	–
Total liabilities	**$ 48,430**	**$ 24,642**	**$ 73,977**	**$ 147,049**	$ 38,621	$ 16,332	$ 3,034	$ 57,987	$ 15,091	$ 10,547	$ 5,001	$ 30,639

	Year ended December 31, 2011				Year ended December 31, 2010			
	Palladium operations	**Gold operations**	**Corporate and other**	**Total**	Palladium operations	Gold operations	Corporate and other	Total
Revenue – after pricing adjustments	**$ 143,659**	**$ 26,813**	**$ –**	**$ 170,472**	$ 84,813	$ 22,285	$ –	$ 107,098
Depreciation and amortization	**9,961**	**7,460**	**183**	**17,604**	5,396	10,066	128	15,590
Gold assets impairment charge	**–**	**49,210**	**–**	**49,210**	–	–	–	–
Operating expenses	**105,111**	**31,628**	**–**	**136,739**	54,924	28,496	–	83,420
Income (loss) from mining operations	**28,587**	**(61,485)**	**(183)**	**(33,081)**	24,493	(16,277)	(128)	8,088
Other expenses								
General and administration	**429**	**82**	**11,772**	**12,283**	206	181	10,261	10,648
Exploration	**9,834**	**6,728**	**105**	**16,667**	13,998	15,004	1,124	30,126
Other	**289**	**77**	**(250)**	**116**	201	760	(3,126)	(2,165)
Income (loss) before taxes	**18,035**	**(68,372)**	**(11,810)**	**(62,147)**	10,088	(32,222)	(8,387)	(30,521)
Income and mining tax (expense) recovery	**(2,388)**	**(1,174)**	**555**	**(3,007)**	671	(101)	542	1,112
Net income (loss) and comprehensive income (loss) for the period	**$ 15,647**	**$ (69,546)**	**$ (11,255)**	**$ (65,154)**	$ 10,759	$ (32,323)	$ (7,845)	$ (29,409)

	Year ended December 31, 2011				Year ended December 31, 2010			
	Palladium operations	**Gold operations**	**Corporate and other**	**Total**	Palladium operations	Gold operations	Corporate and other	Total
Additions to mining interests	**$ 148,309**	**$ 37,324**	**$ –**	**$ 185,633**	$ 35,732	$ 13,632	$ –	$ 49,364

For additional discussion relating to reliance on customers, refer to accounts receivable in Note 4 and revenue from metal sales in Note 17.

23. FIRST TIME ADOPTION OF IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For all periods from January 1, 2011 onwards, the Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS").

Transition to IFRS

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that sets out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements, being January 1, 2010.

The accompanying reconciliations reflect the impact of the applicable IFRS 1 elections the Company has applied in its transition to IFRS. The adjusted consolidated balance sheets also reflect the impact of accounting policy differences arising from the transition from Canadian GAAP to IFRS.

The Company has prepared consolidated financial statements which comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in Note 3 of these consolidated financial statements.

Exemptions applied under IFRS 1

In preparing the consolidated financial statements in accordance with IFRS 1, the Company has applied certain of the optional exemptions and all mandatory exceptions from full retrospective application of IFRS.

Optional Exemptions From Full Retrospective Application

In the first year of adoption, IFRS 1 allows optional exemptions from the general requirements to apply certain IFRS standards in effect when the Company prepares its annual financial statements. The following summarizes the optional exemptions under IFRS 1 and related elections available to the Company.

Business combinations exemption

The Company has elected to apply the business combinations exemption. As a result, the Company has not restated business combinations or otherwise applied IFRS 3 Business Combinations to any acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before the Company's January 1, 2010 transition date.

Share-based payment transaction exemption

The Company has elected to apply the share-based payment exemption. As a result, IFRS 2 Share-based Payment has not been applied to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before the date of transition of January 1, 2010. For cash-settled share-based payment arrangements, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Fair value as deemed cost exemption

The Company has elected to utilize the fair value as deemed cost exemption for the valuation of certain assets located at its LDI and Sleeping Giant mines. By making this election, the Company is permitted to measure certain items of property, plant and equipment at fair values determined on or before January 1, 2010, with appropriate retrospective adjustments applied under IFRS during the period reflected in the opening IFRS balance sheet at January 1, 2010. Other mining interests have been recorded under IFRS using historical costs.

Compound financial instruments exemption

Under this exemption, a first-time adopter need not separate the liability and equity components under the IAS 32 requirements if the liability component is no longer outstanding on January 1, 2010 transition date. Since various compound financial instruments in the form of convertible notes, debentures, and unit offerings with foreign-denominated warrants have been used by the Company in recent years, the Company has elected to apply this exemption relating to compound instruments.

Designation of previously recognized financial instruments exemption

This exemption permits an election to initially recognize certain financial instruments as available-for-sale or designate certain instruments as being at fair value through profit or loss at the date of transition. Neither the Company nor its subsidiaries possessed financial assets or liabilities at January 1, 2010 which would benefit from the application of this exemption. Therefore, the Company has elected not to apply this exemption to its IFRS consolidated financial statements.

Fair value measurement of financial assets or liabilities at initial recognition

This exemption restricts the fair value approach under IAS 39, requiring consistent application of the methodology to be applied prospectively from October 25, 2002 or January 1, 2004. As a result of other IFRS 1 exemptions and standards applied, the Company and its subsidiaries' financial assets and liabilities reflected in the January 1, 2010 IFRS consolidated opening balance sheet relate to the period after the specified dates for prospective application and would therefore not benefit from the application of this election. As a result, the Company has elected not to apply this exemption to its IFRS consolidated financial statements.

Decommissioning liabilities included in the cost of property, plant and equipment exemption

The Company recognizes an asset retirement obligation ("ARO") in respect of environmental liabilities relating to contamination caused to land, decommissioning of existing production facilities and reclamation of mining properties. The election in IFRS 1, provides an exemption from the full retrospective application of IFRIC 1 – Changes in existing decommissioning, restoration and similar liabilities and permits the determination of a revised ARO provision and related adjustment to the net ARO asset value at the transition date of January 1, 2010.

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As a result the Company has re-measured its ARO provisions as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical risk adjusted discount rates, and recalculated the accumulated amortization under IFRS up to the transition date.

Borrowing costs exemption

All material borrowings have been repaid in full prior to the January 1, 2010 transition date. Therefore, this election has not been applied within the consolidated financial statements of the Company as at the January 1, 2010 transition date and subsequent periods.

Reconciliations between IFRS and Canadian GAAP

The following reconciliations summarize the effect of the transition to IFRS on the Company's previously reported balances.

Reconciliation of Consolidated Balance Sheets

		December 31, 2010			January 1, 2010		
	Notes	GAAP	Effect of transition to IFRS	IFRS	GAAP	Effect of transition to IFRS	IFRS
ASSETS							
Current Assets							
Cash and cash equivalents		$ 75,159	$ –	$ 75,159	$ 98,255	$ –	$ 98,255
Accounts receivable		80,683	–	80,683	–	–	–
Taxes receivable		734	–	734	204	–	204
Inventories		27,487	–	27,487	25,306	–	25,306
Other assets		27,551	–	27,551	2,495	–	2,495
		211,614	–	211,614	126,260	–	126,260
Non-current Assets							
Mining interests	(a)	126,196	90	126,286	82,448	2,566	85,014
Reclamation deposits		10,537	–	10,537	10,503	–	10,503
Total assets		$ 348,347	$ 90	$ 348,437	$ 219,211	$ 2,566	$ 221,777
LIABILITIES AND SHAREHOLDERS' EQUITY							
Current Liabilities							
Accounts payable and accrued liabilities	(b)	$ 40,799	$ (940)	$ 39,859	$ 11,195	$ 1,247	$ 12,442
Current portion of obligations under capital leases		1,196	–	1,196	558	–	558
Provisions	(c)	–	1,000	1,000	–	1,000	1,000
Other financial liabilities	(d)	–	–	–	–	56	56
		41,995	60	42,055	11,753	2,303	14,056
Non-current Liabilities							
Taxes payable		936	–	936	1,573	–	1,573
Asset retirement obligations	(e)	11,637	957	12,594	12,921	681	13,602
Obligations under capital leases		1,195	–	1,195	576	–	576
Deferred mining tax liability	(f)	1,207	–	1,207	127	705	832
		$ 56,970	$ 1,017	$ 57,987	$ 26,950	$ 3,689	$ 30,639
Shareholders' Equity							
Common share capital and purchase warrants	(g)	697,846	4,941	702,787	583,089	(8,211)	574,878
Stock options and related surplus	(h)	5,069	527	5,596	3,896	346	4,242
Contributed surplus	(i)	24,861	(19,324)	5,537	18,416	(12,337)	6,079
Deficit	(j)	(436,399)	12,929	(423,470)	(413,140)	19,079	(394,061)
Total shareholders' equity		291,377	(927)	290,450	192,261	(1,123)	191,138
Total shareholders' equity and liabilities		$ 348,347	$ 90	$ 348,437	$ 219,211	$ 2,566	$ 221,777

Reconciliation of Consolidated Statements of Operations, Comprehensive Loss

	Notes		Year ended December 31, 2010 GAAP		Effect of transition to IFRS		IFRS
Revenue – before pricing adjustments		$	99,714		–	$	99,714
Pricing adjustments:							
Commodities			8,941		–		8,941
Foreign exchange			(1,557)		–		(1,557)
Revenue – after pricing adjustments		$	107,098	$	–	$	107,098
Operating expenses							
Production costs			74,709		–		74,709
Royalty expense			4,202		–		4,202
Smelting, refining and freight costs			4,779		–		4,779
Inventory pricing adjustments			–		–		–
Depreciation and amortization	(a), (e)		13,175		2,415		15,590
Loss on disposal of equipment			(270)		–		(270)
Total operating expenses			96,595		2,415		99,010
Income (loss) from mining operations			10,503		(2,415)		8,088
Other expenses							
General and administration	(b), (g), (h)		10,676		(28)		10,648
Exploration			30,126		–		30,126
Interest and other income	(d),(e), (g)		282		(2,424)		(2,142)
Foreign exchange loss (gain)			(23)		–		(23)
Total other expenses			41,061		(2,452)		38,609
Income (loss) before taxes			(30,558)		37		(30,521)
Income and mining tax recovery (expense)	(g), (i)		7,299		(6,187)		1,112
Net loss and comprehensive loss for the year			(23,259)		(6,150)		(29,409)
Net income (loss) per share							
Basic and diluted		$	(0.16)	$	(0.05)	$	(0.21)
Weighted average number of shares outstanding							
Basic			141,537,377		–		141,537,377
Diluted			141,537,377		–		141,537,377

Reconciliation of Consolidated Statements of Cash Flows

	Notes	Year ended December 31, 2010 GAAP	Effect of transition to IFRS	IFRS
Cash provided by (used in)				
Operations				
Net income (loss) for the period		$ (23,259)	$ (6,150)	$ (29,409)
Operating items not involving cash				
Depreciation and amortization	(a), (e)	13,175	2,415	15,590
Deferred income and mining tax expense (recovery)	(g), (i)	(6,356)	6,187	(169)
Stock based compensation and employee benefits	(h)	1,752	159	1,911
Loss on disposal of equipment		(270)	–	(270)
Other	(e)	686	(368)	318
		(14,272)	2,243	(12,029)
Changes in non-cash working capital		(59,478)	(2,243)	(61,721)
		(73,750)	–	(73,750)
Financing Activities				
Issuance of common shares and warrants, net of issue costs		101,074	–	101,074
Repayment of obligations under capital leases		(1,721)	–	(1,721)
Interest paid on capital leases		(142)		(142)
		99,211	–	99,211
Investing Activities				
Additions to mining interests		(49,364)	–	(49,364)
Proceeds on disposal of mining interests		807	–	807
		(48,557)	–	(48,557)
Increase (decrease) in cash and cash equivalents		(23,096)	–	(23,096)
Cash and cash equivalents, beginning of period		98,255	–	98,255
Cash and cash equivalents, end of period		$ 75,159	$ –	$ 75,159
Cash and cash equivalents consisting of:				
Cash		75,159	–	75,159
Short-term investments		–	–	–
Total assets		$ 75,159	$ –	$ 75,159

Reconciliation of Consolidated Statements of Shareholders' Equity

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2009 as reported under Canadian GAAP	127,383,051	$ 572,505	$ –	$ 2,704	$ 10,584	$ 19,608	$ (413,140)	$ 192,261
Reallocation of equity not related to IFRS transition	–	–	–	1,192	–	(1,192)	–	–
Net impact of IFRS transition adjustments	–	(173)	–	346	(8,038)	(12,337)	19,079	(1,123)
Balance, January 1, 2010 as reported under IFRS	127,383,051	$ 572,332	$ –	$ 4,242	$ 2,546	$ 6,079	$ (394,061)	$ 191,138

	Number of shares		Capital stock		Shares issuable		Stock options		Warrants		Contributed surplus		Deficit		Total shareholders' equity
Balance, December 31, 2010 as reported under Canadian GAAP	154,653,275	$	692,733	$	–	$	3,661	$	5,113	$	26,269	$	(436,399)	$	291,377
Reallocation of equity not related to IFRS transition	–		–		–		1,408		–		(1,408)		–		–
Net impact of IFRS transition adjustments	–		4,941		–		527		–		(19,324)		12,929		(927)
Balance, December 31, 2010 as reported under IFRS	154,653,275	$	697,674	$	–	$	5,596	$	5,113	$	5,537	$	(423,470)	$	290,450

Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the balance sheet and income statement.

(a) Mining interests

		December 31 2010		January 1 2010
(i) Adjustment to asset retirement costs and related accumulated amortization	$	553	$	1,861
(ii) Net adjustment to carrying value of assets due to deemed cost election under IFRS 1		–		705
(iii) Adjustments to depreciation and amortization of mining interests subsequent to the January 1, 2010 transition date due to revised carrying values under IFRS		(463)		–
Total adjustment at transition to IFRS	$	90	$	2,566

(i) Under IFRS 1 exemptions, the Company elected to determine the fair value of the ARO as at January 1, 2010 and discount that fair value to determine the related asset and accumulated amortization. As a result, a recovery of accumulated amortization charges was realized under IFRS and has been reflected in the opening mining interest balances.

(ii) The Company has elected under IFRS 1 to apply the deemed cost exemption in respect of the LDI and Sleeping Giant mining interests. The valuation of the LDI property was deemed to be the fair value as determined at December 31, 2008. For Sleeping Giant mine, the final fair values relating to the May 26, 2009 acquisition date were elected as the deemed cost. The change in accumulated depreciation and amortization as at January 1, 2010 as a result of the deemed cost elections has been included to reflect the net change in carrying values.

Information on impairment provisions

The recoverable amount of a cash generating unit ("CGU") is determined based on the greater of the CGU's fair value less cost to sell and value-in-use calculations. These calculations use cash flow projections based on financial budgets and extended operational plans approved by management.

The Company performed an analysis of impairment of all CGUs as at January 1, 2010 and at each subsequent reporting date. As a result of those analyses, it was concluded that the deemed costs assigned to CGUs were not impaired at the date of transition to IFRS or in each of the subsequent reporting periods in 2010 and no modifications were required to be made to the useful lives and residual values of mining interests.

(b) Accounts payable and accrued liabilities

		December 31 2010		January 1 2010
(i) Reclassification of premiums related to flow-through shares	$	–	$	2,000
(ii) Reclassification of provisions included in accrued payables		(1,000)		(1,000)
(iii) Adjustments to accounting for restricted share units		60		247
Total adjustment at transition to IFRS	$	(940)	$	1,247

(i) In accordance with IFRS interpretations, the premium of proceeds received on flow-through shares in excess of the market value of the shares on the date of issue represents the value of the liability relating to the transfer of income tax credits foregone and owing to investors upon renunciation. These liabilities have been reclassified from equity to liabilities and will be reversed and recognized at the time that expenditures occur.

(ii) Under Canadian GAAP, certain contractual provisions were included as accrued payables. Under IFRS, these provisions have been reclassified as provisions.

(iii) Under Canadian GAAP, the liability relating to restricted share units ("RSUs") which have vested and are outstanding is determined based on the spot price for the Company's common shares at the end of the reporting period. Under IFRS 2, the valuation at the end of the reporting period is based on fair value using valuation models which include consideration of the volatility of the underlying common share pricing. The Company determined the fair value under IFRS based on the use of the Black-Scholes model.

(c) Provisions

	December 31 2010	January 1 2010
(i) Reclassification of provisions included in accrued payables	$ 1,000	$ 1,000
Total adjustment at transition to IFRS	$ 1,000	$ 1,000

(i) Under Canadian GAAP, certain contractual provisions were included as accrued payables. Under IFRS, these provisions have been reclassified as current provisions.

(d) Other financial liabilities

	December 31 2010	January 1 2010
(i) Reclassification of foreign-denominated warrants under IAS 32	$ –	$ 56
Total adjustment at transition to IFRS	$ –	$ 56

(i) Under IAS 32, warrants and similar call options, denominated in a foreign currency, which have not been issued on a pro-rata basis to all holders of the same class of shares are classified as liabilities. The warrants relating to the convertible debentures issued in 2006 were denominated in U.S. dollars and were therefore reclassified accordingly on the balance sheet at January 1, 2010. The two tranches of foreign-denominated warrants expired on March 29, 2010 and June 23, 2010, respectively.

(e) Asset retirement obligations

	December 31 2010	January 1 2010
(i) Adjustments to the valuation of asset retirement obligations	$ 1,325	$ 681
(ii) Differences realized due to accretion of adjusted obligation balances under IFRS	(368)	–
Total adjustment at transition to IFRS	$ 957	$ 681

(i) Under IFRS 1 exemptions, the Company elected to determine the fair value of the ARO as at January 1, 2010. As a result of differences between the methodology, rates, and assumptions required to be used under IFRS versus Canadian GAAP, a transitional variance has been recognized at January 1, 2010.

(ii) Under IFRS, accretion charges are reflected as financing costs. Therefore, these changes have been reclassified to interest and other costs (income) on the consolidated statements of operations and comprehensive loss.

(f) Deferred mining tax liability

	December 31 2010	January 1 2010
(i) Net adjustment to deferred mining tax liability due to deemed cost election under IFRS 1	$ –	$ 705
Total adjustment at transition to IFRS	$ –	$ 705

(i) The Company has elected under IFRS 1 to apply the deemed cost exemption in respect of the LDI and Sleeping Giant mining interests. The valuation of the LDI property was deemed to be the fair value as determined at December 31, 2008. For Sleeping Giant mine, the final fair values relating to the May 26, 2009 acquisition date were elected as the deemed cost. The change in deferred mining tax liability as at January 1, 2010 is a result of temporary differences realized as a result of the recognition of the change in accounting carrying values.

(g) Common share capital and purchase warrants

	December 31 2010	January 1 2010
(i) Reclassification of foreign-denominated warrants under IAS 32	$ –	$ (8,038)
(ii) Reclassification of premiums related to flow-through shares	(2,000)	(2,000)
(iii) Adjustment to expense deferred income tax provision on flow-through share renunciations prior to the January 1, 2010 IFRS transition date	1,827	1,827
(iv) Future income tax on flow-through renunciations in 2010	5,136	–
(v) Difference between IFRS 2 and Canadian GAAP relating to valuation of vested options exercised	(22)	–
Total adjustment at transition to IFRS	$ 4,941	$ (8,211)

(i) Under IAS 32, warrants denominated in a foreign currency which have not been issued on a pro-rata basis to all holders of the same class of shares are classified as liabilities. The warrants relating to the convertible debentures issued in 2006 were denominated in U.S. dollars and were therefore reclassified accordingly on the balance sheet at January 1, 2010.

(ii) In accordance with IFRS interpretations, the premium received on flow-through shares represents the value of the liability relating to the transfer of income tax credits foregone and owing to investors upon renunciation. These liabilities have been reclassified from equity to liabilities and will be reversed at the time that renunciation of costs occurs.

(iii) Under IFRS, the issuance of flow-through shares results in an increase in liabilities and a decrease in equity. The liability related to the sale of tax benefits is charged through profit or loss in the period the expenditures are made.

(iv) During the first quarter of 2010, the Company fully renounced expenditures relating to its 2009 flow-through share issuance. Under Canadian GAAP, the estimated deferred income tax impact was charged to common stock. Under IFRS, the related balance was reallocated to deferred income tax expense and recognized through profit or loss in the period.

(h) Stock options

		December 31 2010		January 1 2010
(i) Adjustment to compensation expense due to adoption of IFRS 2	$	527	$	346
Total adjustment at transition to IFRS	$	527	$	346

(i) Under IFRS 2, compensation expense is realized using the graduated method over all respective vesting periods with the inclusion of a provision for forfeiture based on historical non-vesting rates. Under Canadian GAAP, compensation expense is recognized on a straight-line basis over each vesting period.

(i) Contributed surplus

		December 31 2010		January 1 2010
(i) Reclassification of foreign-denominated conversion option under IAS 32	$	(12,337)	$	(12,337)
(ii) Eliminate expiry of convertible notes warrants		(8,038)		–
(iii) Eliminate deferred income tax provision relating to warrant expirations		1,051		–
Total adjustment at transition to IFRS	$	(19,324)	$	(12,337)

(i) Under IAS 32, warrants and similar call options, denominated in a foreign currency, which have not been issued on a pro-rata basis to all holders of the same class of shares are classified as liabilities. The conversion option relating to the Convertible Debentures issued in 2006 were denominated in U.S. dollars and were therefore reclassified accordingly on the balance sheet at January 1, 2010.

(ii) Under Canadian GAAP, the warrants relating to the 2006 convertible note issuance were classified as equity for reporting purposes. At expiry, the equity balance was reclassified to contributed surplus. Under IFRS, the foreign-denominated warrants are classified as liabilities and revalued at their fair value at each reporting date with the change in value recognized through profit or loss in the period. As a result, the transition to IFRS required the Company to reverse the transactions under Canadian GAAP relating to the expired warrants.

(iii) In conjunction with item (ii) above, under IFRS, the Company also recorded transactions relating to income tax provisions relating to the expired warrants.

(j) Deficit

All above adjustments were recorded against the opening deficit. The total net impact on the reported deficit at each of the reporting dates reflected as follows:

		December 31 2010		January 1 2010
(i) Net impact of all IFRS transitional adjustments	$	12,929	$	19,079
Total adjustment at transition to IFRS	$	12,929	$	19,079

24. SUBSEQUENT EVENTS

Capital Lease Facility

Subsequent to year end, the Company established a $15.0 million capital lease facility to fund equipment for the LDI mine expansion, of which $11.1 million has been utilized.

Closure of Sleeping Giant Mine

The Company announced on January 17, 2012 that it is discontinuing production at the Sleeping Giant mine due to its insufficient operating margin. The Company has therefore ceased mining operations at Sleeping Giant and has restructured the gold division, resulting in a non-cash impairment charge on its gold assets of $49.2 million.

CORPORATE INFORMATION

DIRECTORS

André J. Douchane, B.Sc.
Chairman of the Board
Toronto, Ontario

William J. Biggar, B.Comm., M.B.A., C.A.
Toronto, Ontario

C. David A. Comba, B.Sc., M.Sc.
Burlington, Ontario

Robert J. Quinn, B.S.B.A., L.L.B.
Houston, Texas

Steven R. Berlin, M.B.A., C.P.A.
Tulsa, Oklahoma

Gregory J. Van Staveren, C.P.A., C.A.
Toronto, Ontario

William J. Weymark, B.A.Sc., P.Eng.
West Vancouver, British Columbia

SENIOR MANAGEMENT

William J. Biggar, B.Comm., M.B.A., C.A.
President and Chief Executive Officer

Greg Struble, Mining Engineer
Vice President and Chief Operating Officer

Jeffrey A. Swinoga, M.B.A., C.A.
Vice President, Finance and Chief Financial Officer

Trent C.A. Mell, B.C.L., LL.B., LL.M.
Vice President, Corporate Development,
General Counsel and Corporate Secretary

David C. Peck, Ph.D., P.Geo.
Head of Exploration

INVESTOR RELATIONS

Camilla Bartosiewicz
Director, Investor Relations
and Corporate Communications
Phone: 416-360-7374
Email: camilla@nap.com
Website: www.nap.com

HEAD OFFICE

Royal Bank Plaza, South Tower
200 Bay Street, Suite 2350
Toronto, Ontario, M5J 2J2
Tel: (416) 360-7590
Fax: (416) 360-7709
Email: info@nap.com

www.nap.com

SHARES AND WARRANTS LISTED

Toronto Stock Exchange
Symbol: PDL

NYSE Amex
Symbol: PAL

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
North Tower
Toronto, Ontario
M5J 2Y1 Canada

North America
Toll-Free: 1-800-564-6253

Email: service@computershare.com
Website: www.computershare.com

AUDITORS

KPMG LLP
333 Bay Street, Suite 4600
Toronto, Ontario
M5H 2S5 Canada

Phone: 416-777-8500
Website: www.kpmg.ca

ANNUAL MEETING

NAP's Annual Meeting of Shareholders will be held on May 11, 2012 at 11:00 a.m. (ET) at the TSX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Senior Management











William J. Biggar

Trent Mell

David Peck

Greg Struble

Jeff Swinoga

Directors















1_André J. Douchane
2_William J. Biggar
3_C. David A. Comba
4_Robert J. Quinn
5_Steven R. Berlin
6_Greg J. Van Staveren
7_William J. Weymark

Designed and Produced by sutton compliance communications Printed in Canada
SCC



North American Palladium Ltd.

Head Office
Royal Bank Plaza, South Tower
200 Bay Street, Suite 2350
Toronto, Ontario, M5J 2J2
Tel: (416) 360-7590
Fax: (416) 360-7709
Email: info@nap.com
www.nap.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN PALLADIUM LTD.
(Registrant)

Date: April 4, 2012

By:
Name: Trent C.A. Mell
Title: Vice President, Corporate Development, General Counsel & Corporate Secretary